                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No.  )*

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
                ------------------------------------------------
                                (Name of Issuer)

                    Common Stock, 0.005 rubles nominal value
                    ----------------------------------------
                         (Title of Class of Securities)

                                   68370R 10 9
                                   -----------
                                 (CUSIP Number)

                                   Franz Wolf
                               Eco Telecom Limited
                                     Suite 2
                                  4 Irish Place
                                    Gibraltar
                                   (350) 41977
                                ----------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 2001
                    -----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

                                 With a Copy to:

                                Vladimir Golosov
                                  OOO Alfa-Eco
                                 21 Novy Arbat
                                 121019 Moscow
                               Russian Federation
                                (7-095) 202 8364

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ECO TELECOM LIMITED
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF; OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     N/A
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     GIBRALTOR
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER

   SHARES           5,263,102 Common Stock**
               _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,263,102 Common Stock**
               _________________________________________________________________
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,263,102 Common Stock**
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.05% Common Stock**
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     00; HC
________________________________________________________________________________

 *  See Instructions before filling out!
** After giving effect to the transactions described in Item 6 herein, Eco Telecom will be the direct beneficial owner of 6,426,600 (100%) shares of the Issuer's type-A voting preferred stock, which, together with the total number of shares of the Issuer's common stock of which Eco Telecom will be the direct beneficial owner, will represent approximately 25% of the Issuer's outstanding voting capital stock. See Item 5.

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ECO HOLDINGS LIMITED
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF; OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     N/A
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     GIBRALTOR
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER

   SHARES           5,263,102 Common Stock**
               _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,263,102 Common Stock**
               _________________________________________________________________
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,263,102 Common Stock**
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.05% Common Stock**
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     00; HC
________________________________________________________________________________

 *  See Instructions before filling out!
** After giving effect to the transactions described in Item 6 herein, the Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer's type-A voting preferred stock, which, together with the total number of shares of the Issuer's common stock that the Reporting Person may be deemed to beneficially own, will represent approximately 25% of the Issuer's outstanding voting capital stock. See Item 5.

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CTF HOLDINGS LIMITED
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF; OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     GIBRALTOR
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER

   SHARES           5,263,102 Common Stock**
               _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,263,102 Common Stock**
               _________________________________________________________________
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,263,102 Common Stock**
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.05% Common Stock
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     00; HC
________________________________________________________________________________

 *  See Instructions before filling out!
** After giving effect to the transactions described in Item 6 herein, the Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer's type-A voting preferred stock, which, together with the total number of shares of the Issuer's common stock that the Reporting Person may be deemed to beneficially own, will represent approximately 25% of the Issuer's outstanding voting capital stock. See Item 5.

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CROWN FINANCE FOUNDATION
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF; OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     LIECHTENSTEIN
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER

   SHARES           5,263,102 Common Stock**
               _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,263,102 Common Stock**
               _________________________________________________________________
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,263,102 Common Stock**
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.05% Common Stock**
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     00
________________________________________________________________________________

 *  See Instructions before filling out!
** After giving effect to the transactions described in Item 6 herein, the Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer's type-A voting preferred stock, which, together with the total number of shares of the Issuer's common stock that the Reporting Person may be deemed to beneficially own, will represent approximately 25% of the Issuer's outstanding voting capital stock. See Item 5.

         This Statement on Schedule 13D relates to shares of common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company "Vimpel-Communications" ("VimpelCom"), a Russian open joint stock company. This statement is being filed by the Reporting Persons (as defined herein) to report that Eco Telecom Limited has entered into certain agreements to acquire, subject to the fulfillment of certain conditions, shares of VimpelCom, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding shares of Common Stock of VimpelCom.

         The summary descriptions contained in this Statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Common Stock. The address of the principal executive office of VimpelCom is 10 Ulitsa 8-Marta, bldg. 14, Moscow, Russian Federation 125083.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed on behalf of each of the persons listed below (collectively, the "Reporting Persons"), and relates to the Common Stock held for the account of Eco Telecom Limited. The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit A hereto.

         Reporting Persons:

         (i)      Eco Telecom Limited ("Eco Telecom");

         (ii)     Eco Holdings Limited ("Eco Holdings");

         (iii)    CTF Holdings Limited ("CTF Holdings"); and

         (iv)     Crown Finance Foundation ("Crown Finance").

This Statement relates to the shares of Common Stock held for the account of Eco Telecom.

The Reporting Persons

         Eco Telecom is a Gibraltar company, with its principal business address at 10/8 International Commercial Centre, Casemates Square, Gibraltar. The principal business of Eco Telecom is to function as a holding company.

         Eco Holdings is a Gibraltar company with its principal business address at 28 Irish Town, Gibraltar. The principal business of Eco Holdings is to function as a holding company. Eco Holdings is the sole shareholder of Eco Telecom and, in such capacity, may be deemed to be the beneficial owner of securities held for the account of Eco Telecom.

         CTF Holdings is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the sole shareholder of the outstanding shares of Eco Holdings and, in such capacity, may be deemed to be the beneficial owner of securities held for the account of Eco Telecom.

         Crown Finance is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation.

Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of securities held for the account of Eco Telecom.

         The Supervisory Board coordinates the strategic development of a group of affiliated entities, often referred to as "Alfa Group Consortium," which includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities which are members of Alfa Group Consortium. The Alfa Group of companies was established in Russia in 1988. The Group is active in the banking, asset management, oil and gas, commodities trading, real estate and retailing sectors in Russia, in each of which it has established a leading position. The Alfa Group is also active in international commodities trading.

         The Eco Holdings Supervisory Board coordinates the strategic development of Eco Holdings and its controlled affiliates, which includes Eco Telecom. In certain instances, the Eco Holdings Supervisory Board issues recommendations regarding strategic business decisions to Eco Holdings and its controlled affiliates.

         Current information concerning the identity and background of the directors and officers of Eco Telecom, Eco Holdings, CTF Holdings, and Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. In addition, current information regarding the identity and background of the members of the Supervisory Board and the Eco Holdings Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

         During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Primary Agreement dated as of May 30, 2001 (the "Primary Agreement") between Eco Telecom, VimpelCom and Telenor East Invest AS ("Telenor"), VimpelCom agreed to issue, and Eco Telecom agreed to subscribe for and purchase, on the First Closing Date (as described in Item 6 herein), 5,150,000 shares of Common Stock for a purchase price equal to US $103 million, subject to the fulfilment of certain conditions specified in the Primary Agreement, as described in Item 6 herein. Of this $103 million, Eco Telecom deposited $50 million into an escrow account pursuant to an Escrow Agreement (as described in Item 6 herein). Subject to the fulfillment of certain conditions, these funds (excluding interest accrued thereon, which will be returned to Eco Telecom) will be released to VimpelCom on the First Closing Date, as described in Item 6 herein. The remaining $53 million of the purchase price will be delivered to VimpelCom on the First Closing Date subject to fulfilment of certain conditions specified in and in accordance with the terms of the Primary Agreement. The payment of the $53 million portion of the purchase price is guaranteed by Open Joint Stock Company "Alfa Bank" ("Alfa Bank") pursuant to a Guarantee dated May 30, 2001, issued by Alfa Bank in favor of VimpelCom (the "Alfa Bank Guarantee"). The $50 million portion of the purchase price deposited into escrow and the $53 million portion of the purchase price to be delivered on the First Closing Date will be obtained from the working capital of controlled affiliates of Eco Holdings.

         Eco Telecom also has agreed to acquire on the First Closing Date, as described in Item 6 herein, subject to the fulfilment of certain conditions, 96,740 shares of Common Stock from Dr. Dmitri Borisovich Zimin ("Dr. Zimin"), the founder and President of VimpelCom, pursuant to a Share Purchase Agreement dated as of May 30, 2001 (the "Zimin Share Purchase Agreement"), for a purchase price equal to $1,934,800 payable on the First Closing Date. In addition, pursuant to a separate Share Purchase Agreement dated as of May 30, 2001 between

Eco Telecom and Overture Limited, an affiliate of Dr. Zimin (the "Overture Share Purchase Agreement", and, together with the Zimin Share Purchase Agreement, the "Zimin Share Purchase Agreements"), Eco Telecom has agreed to acquire on the First Closing Date an additional 16,362 shares of Common Stock and 6,426,600 shares of VimpelCom's Type-A voting preferred stock (the "Preferred Stock") for an aggregate purchase price of $25 million (comprised of a purchase price for the shares of Common Stock of $327,240 and a purchase price for the shares of Preferred Stock of $24,672,760), which is payable by Eco Telecom on or prior to December 25, 2003, subject to earlier payment upon the occurrence of certain events described in the Overture Share Purchase Agreement. If the purchase price is not paid on the due date therefor, interest will accrue on any amount of the purchase price outstanding at a rate of 12% per annum from the date such payment was due until payment is actually made. On or after the First Closing Date, Eco Telecom will pledge shares of Preferred Stock and shares of Common Stock to Overture Limited to secure the payment of the $25 million purchase price, as described further in Item 6 herein. In addition, Eco Telecom will grant call options on shares of Preferred Stock and shares of Common Stock which will become exercisable (as described in Item 6 herein) in the event that Eco Telecom defaults on its obligations to pay the purchase price under the Overture Share Purchase Agreement. Eco Telecom expects to obtain funds to satisfy the purchase price under the Zimin Share Purchase Agreements from the working capital of controlled affiliates of Eco Holdings.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information set forth in Item 6 herein is incorporated by reference in response to this Item 4.

         Eco Telecom will acquire shares of VimpelCom and its wholly-owned subsidiary, Closed Joint Stock Company "VimpelCom-Region" ("VimpelCom-R") for investment purposes and to participate on the boards of directors of VimpelCom and VimpelCom-R, in each case as more fully described in the transaction documents described in Item 6 herein and attached as Exhibits hereto.

         The transaction documents provide that Eco Telecom shall not transfer VimpelCom shares to a direct competitor (as defined in the VimpelCom Registration Rights Agreement and as described further in Item 6 herein) or to certain persons convicted of a felony (or any controlling persons of such persons) and impose notification requirements with respect to certain transfers of VimpelCom shares. The transaction documents also impose certain restrictions on the disposition of shares of VimpelCom-R. In addition, Eco Telecom has entered into a Registration Rights Agreement and Option Agreement (as described in Item 6 herein) with respect to the VimpelCom and VimpelCom-R Shares to facilitate the resale of these shares under certain conditions.

         The transaction documents, subject to certain conditions, grant each of Eco Telecom and VimpelCom the right to initiate (from and after the Third Closing Date, as described in Item 6 herein) a review of a potential merger (or other form of business combination) of VimpelCom-R into VimpelCom. In addition, after giving effect to the VimpelCom Primary Agreement, the Zimin Share Purchase Agreements and the other transaction documents described in Item 6 herein, Eco Telecom will have, as a result of its VimpelCom stock ownership, blocking power over those shareholder matters requiring a 75% majority vote of VimpelCom's shareholders, and, through its ability to elect members to VimpelCom's board of directors, will have (through its designated board members) blocking power over certain decisions of the VimpelCom board of directors.

         Other than as described herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although, subject to the provisions of the VimpelCom Primary Agreement and the other transaction documents described in Item 6 herein, the Reporting Persons reserve the right to develop such plans).

         The descriptions of certain provisions of the transaction documents included in this Item 4 are qualified in their entirety by reference to the summary descriptions of such transaction documents included in Item 6 herein and to the complete texts of such transaction documents filed as Exhibits hereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in Item 6 herein is incorporated by reference in response to this Item 5.

         (a) After giving effect to the transactions contemplated by the VimpelCom Primary Agreement and the Zimin Share Purchase Agreements (as defined in Item 6 herein), Eco Telecom will be the direct beneficial owner of 5,263,102 shares of Common Stock and 6,426,600 shares of Preferred Stock, and each of the Reporting Persons may be deemed the beneficial owner of the 5,263,102 shares of Common Stock and the 6,426,600 shares of Preferred Stock held for the account of Eco Telecom. Each share of Preferred Stock entitles its holder to have one vote (as does each share of common stock) on all issues voted upon at shareholder meetings of VimpelCom, among other rights, and is convertible into one share of Common Stock at any time after June 30, 2016 at the election of the holder of the Preferred Stock. The 5,263,102 shares of Common Stock will represent approximately 13.05% of VimpelCom's outstanding Common Stock after giving effect to the transactions contemplated by the VimpelCom Primary Agreement and the Zimin Share Purchase Agreements. The 6,426,600 shares of Preferred Stock will represent 100% of VimpelCom's outstanding shares of Preferred Stock after giving effect to the transactions contemplated by the VimpelCom Primary Agreement and the Zimin Share Purchase Agreements. The aggregate 5,263,102 shares of Common Stock and 6,426,600 shares of Preferred Stock will represent approximately 25% of the total number of VimpelCom's voting capital stock after giving effect to the transactions contemplated by the VimpelCom Primary Agreement and the Zimin Share Purchase Agreements.

     After giving effect to the transactions contemplated by the VimpelCom Primary Agreement and Zimin Share Purchase Agreements, up to 23,777,302 shares (and not less than 23,379,415 shares) of voting capital stock of VimpelCom will be subject to the VimpelCom Shareholders Agreement, constituting in the aggregate up to 50.85% (and not less than 50% plus fifteen shares) of VimpelCom's total issued and outstanding voting stock. Neither the filing of this Statement nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom (other than the 5,263,102 shares of Common Stock and 6,426,600 shares of Preferred Stock as described above) for the purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

         (b) Each of the Reporting Persons may be deemed to have sole power to direct the voting and disposition of 5,263,102 shares of Common Stock and 6,426,600 shares of Preferred Stock held for the account of Eco Telecom.

         (c) Except for the transactions described in this Schedule 13D, there have been no transactions effected with respect to the shares of Common Stock during the past 60 days by any of the Reporting Persons.

         (d) No Reporting Person knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

SUMMARY OF TRANSACTION

         On May 30, 2001, Eco Telecom entered into a series of agreements with VimpelCom, VimpelCom-R and Telenor, which provide for a strategic equity investment by Eco Telecom in VimpelCom and VimpelCom-R, to accelerate the development of the regional GSM licenses held by VimpelCom-R and for possible acquisitions of new regional license opportunities which may be identified in the future. Under these agreements, Eco Telecom has committed to invest, subject to the fulfillment of certain conditions, an aggregate $220 million in three tranches, of which $103 million will be invested directly into VimpelCom in the first tranche and $58.5 million will be invested directly into VimpelCom-R in each of the second and third tranches.

FIRST CLOSING

         Acquisition of Shares by Eco Telecom. Pursuant to the Primary Agreement, dated as of May 30, 2001, among VimpelCom, Eco Telecom and Telenor (the "VIMPELCOM PRIMARY AGREEMENT") and subject to shareholder, regulatory and certain other approvals described below, as well as the fulfillment of certain conditions precedent, Eco Telecom will, on the date of the closing of the first tranche investment (the "FIRST CLOSING"), acquire 5,150,000 newly-issued shares of common stock of VimpelCom at a price of US$20 per common share, for an aggregate purchase price of US$103 million (the "VIMPELCOM NEW SHARE PURCHASE PRICE"). (Subject to shareholder, regulatory and certain other approvals and the fulfillment of certain conditions precedent, the parties anticipate that the First Closing will occur no later than November 30, 2001.)

         Eco Telecom has also agreed to acquire, subject to the fulfillment of certain conditions (including the conditions precedent under the VimpelCom Primary Agreement), from Dr. Zimin and his affiliate, Overture Limited ("OVERTURE LIMITED"), simultaneously with the First Closing, (i) 113,102 shares of common stock of VimpelCom and (ii) 6,426,600 shares of Type-A voting preferred stock of VimpelCom, for an aggregate purchase price of approximately US$26.9 million.

         The acquisition by Eco Telecom of the shares of capital stock from VimpelCom and Dr. Zimin and Overture Limited as described above will result in Eco Telecom owning 25% plus 2 shares of the voting capital stock of VimpelCom on the First Closing.

         The VimpelCom Primary Agreement provides that if Eco Telecom fails to purchase the newly-issued common shares of VimpelCom in breach of Eco Telecom's obligations under the VimpelCom Primary Agreement, then Eco Telecom will pay liquidated damages to (i) VimpelCom in an amount equal to US$45 million and (ii) Telenor in an amount equal to US$5 million.

         Acquisition of Shares of VimpelCom-R by VimpelCom. On the First Closing, the proceeds received by VimpelCom from the sale to Eco Telecom of newly-issued shares of common stock of VimpelCom (US$103 million), together with an additional US$15.76 million from VimpelCom, will be contributed by VimpelCom to VimpelCom-R in exchange for 2,969 newly-issued shares of common stock of VimpelCom-R (at a purchase price of US$40,000 per share of common stock) pursuant to the Primary Agreement, dated as of May 30, 2001, among VimpelCom-R, VimpelCom, Eco Telecom and Telenor (the "VIP-R PRIMARY AGREEMENT" and, together with the VimpelCom Primary Agreement, the "PRIMARY AGREEMENTS"). (VimpelCom-R is currently a wholly-owned subsidiary of VimpelCom, with VimpelCom owning all 1,000 shares of VimpelCom-R's issued and outstanding common stock.)

         Acquisition of Shares by Telenor. The VimpelCom Primary Agreement provides that Telenor will purchase certain treasury shares from VimpelCom that VimpelCom may acquire from its shareholders in connection with the extraordinary general meeting of VimpelCom's shareholders (the "EGM"), at which VimpelCom's shareholders will vote upon certain matters contemplated by the transaction documents described herein. In addition, Telenor has also agreed to acquire from Overture Limited shares of Common Stock simultaneously with the First Closing so that, following the First Closing, taking into account shares of Common Stock that Telenor currently owns and the shares of treasury stock that Telenor may acquire from VimpelCom, Telenor will own shares of Common Stock representing at least 25% plus 13 shares of the voting capital stock of VimpelCom.

PREFERRED STOCK CLOSING

         Pursuant to the VIP-R Primary Agreement and subject to the fulfillment of certain conditions precedent, VimpelCom-R will, within 75 days of the First Closing (the "VIP-R PREFERRED STOCK CLOSING"), issue to Eco Telecom 1,323 shares of Type-A convertible voting preferred stock (the "PREFERRED STOCK") representing 25% of the voting capital stock of VimpelCom-R for a purchase price equal to the aggregate nominal value of such shares (approximately US$464). Simultaneously with the Preferred Stock Closing, VimpelCom will sell to Eco Telecom one share of common stock of VimpelCom-R at a price of US$40,000 (which is equal to the price per share of VimpelCom-R common stock paid by VimpelCom at the First Closing) resulting in Eco Telecom owning 25% plus 1 share of the voting capital stock of VimpelCom-R immediately following the Preferred Stock Closing.

SECOND CLOSING

         Pursuant to the VIP-R Primary Agreement, subject to the fulfillment of certain conditions precedent, on the first anniversary of the First Closing (which date may be extended by Eco

Telecom to a date no more than 7 months following such anniversary if approval of the Ministry for Anti-Monopoly Policy and Support for Entrepreneurship of the Russian Federation ("MAMP") for the transactions contemplated to occur on such anniversary has not yet been obtained by Eco Telecom on such anniversary) (the "SECOND CLOSING"):

         - Eco Telecom will acquire newly-issued shares of common stock of VimpelCom-R for an aggregate purchase price of US$58.5 million (subject to adjustment as described below);

         - Telenor will have the option to purchase newly-issued shares of common stock of VimpelCom-R for an aggregate purchase price of US$29.25 million (subject to adjustment as described below); and

         - VimpelCom will have the option to purchase newly-issued shares of common stock of VimpelCom-R for an aggregate purchase price of US$29.25 million (subject to adjustment as described below).

         The acquisitions of shares of common stock of VimpelCom-R at the Second Closing will be at a purchase price of US$40,000 per share (or such other purchase price per share as may be determined by the board of VimpelCom-R in accordance with Russian law, with a redistribution of the shares of VIP-R Preferred Stock described below). In the event that either VimpelCom or Telenor chooses not to exercise its option to purchase common shares at the Second Closing, then Telenor or VimpelCom, respectively, will have the additional option at the Second Closing to subscribe for and purchase from VimpelCom-R the shares of common stock not purchased by the other party. The options of VimpelCom and Telenor at the Second Closing can only be exercised in whole and not in part, except that Telenor may purchase a lesser number of shares so that as a result of such purchase, Telenor owns 20% minus 1 share of the voting capital stock of VimpelCom-R. In addition, the aggregate US$58.5 million which Eco Telecom is required to invest in VimpelCom-R at the Second Closing may be reduced by the amount, up to US$25 million, of certain investments by Eco Telecom into VimpelCom occurring prior to the Second Closing (excluding those investments by Eco Telecom at the First Closing) that Eco Telecom is permitted to make in VimpelCom in order to maintain its 25% plus 1 share ownership interest in the voting capital stock of VimpelCom. If this reduction occurs, the amounts which VimpelCom and Telenor will be permitted to invest at the Second Closing pursuant to their respective options will be proportionately reduced.

THIRD CLOSING

         Pursuant to the VIP-R Primary Agreement, subject to the fulfillment of certain conditions precedent, on the first anniversary of the Second Closing (which date may be extended by Eco Telecom to a date no more than 7 months following such anniversary if approval of MAMP for the transactions contemplated to occur on such anniversary has not yet been obtained by Eco Telecom on such anniversary) (the "THIRD CLOSING"):

         - Eco Telecom will acquire newly-issued shares of common stock of VimpelCom-R for an aggregate purchase price of US$58.5 million (subject to adjustment as described below);

         - Telenor will have the option to purchase newly-issued shares of common stock of VimpelCom-R for an aggregate purchase price of US$29.25 million (subject to adjustment as described below); and

         - VimpelCom will have the option to purchase newly-issued shares of common stock of VimpelCom-R for an aggregate purchase price of US$29.25 million (subject to adjustment as described below).

         The acquisitions of shares of common stock of VimpelCom-R at the Third Closing will be at a purchase price of US$40,000 per share (or such other purchase price per share as may be determined by the board of VimpelCom-R in accordance with Russian law, with a redistribution of the shares of VIP-R Preferred Stock described below). In the event that either VimpelCom or Telenor chooses not to exercise its option to purchase common shares at the Third Closing, then Telenor or VimpelCom, respectively, will have the additional option at the Third Closing to subscribe for and purchase from VimpelCom-R the shares of common stock not purchased by the other party. In addition, each of VimpelCom and Telenor will also have the right to purchase at the Third Closing the number of shares of common stock which it was entitled to purchase at the Second Closing but did not (provided that such shares were not purchased by the other party at the Second Closing as described above with respect to the Second Closing options). The options of VimpelCom and Telenor can only be exercised in whole and not in part, except that VimpelCom may purchase a lesser number of shares so that as a result of such purchase, VimpelCom owns 50% plus 1 share of the voting capital stock of VimpelCom-R. In addition, the aggregate US$58.5 million which Eco Telecom is required to invest in VimpelCom-R at the Third Closing may be reduced by the amount, up to US$25 million (less the amount of any such reduction which occurred at the Second Closing), of certain investments by Eco Telecom in VimpelCom occurring prior to the Third Closing (excluding those investments by Eco Telecom at the First Closing) that Eco Telecom is permitted to make into VimpelCom in order to maintain its 25% plus 1 share ownership interest in the voting capital stock of VimpelCom. If this reduction occurs, the amounts which VimpelCom and Telenor will be permitted to invest at the Third Closing pursuant to their respective options will be proportionately reduced.

REDISTRIBUTION OF PREFERRED STOCK; CONVERSION OF PREFERRED STOCK; CALL ON PREFERRED STOCK

         Pursuant to the VIP-R Primary Agreement, at each of the Second Closing and the Third Closing (as well as upon certain other events described in the VIP-R Primary Agreement), the VIP-R Preferred Stock will be redistributed among Eco Telecom, VimpelCom and Telenor such that each of Eco Telecom, VimpelCom and Telenor own the same percentage of the voting capital stock of VimpelCom-R that each would have owned had the VIP-R Preferred Stock not been issued (except that between the Second Closing and the Third Closing, Eco Telecom will own that number of shares of common stock and VIP-R Preferred Stock of VimpelCom-R equal to 25% plus 1 share of the voting capital stock of VimpelCom-R) and had all newly-issued shares of common stock of VimpelCom-R been issued at the Second Closing and Third Closing at a purchase price per share of US$40,000. Immediately following the Third Closing, upon completion of all regulatory steps, VimpelCom-R will take the necessary measures to effect the conversion of all issued and outstanding shares of Preferred Stock into shares of common stock of VimpelCom-R (with each share of Preferred Stock being converted into one share of common stock of VimpelCom-R).

         If the redistribution of the VIP-R Preferred Stock for whatever reason does not occur as provided in the VIP-R Primary Agreement, then VimpelCom, through a wholly-owned subsidiary, has the right to purchase (the "VIP SUBSIDIARY CALL OPTION") from Eco Telecom, VimpelCom and Telenor at nominal value such number of shares of VIP-R Preferred Stock so that after taking into account all shares of common stock actually issued at the Second Closing and Third Closing, any redistributions of VIP-R Preferred Stock that may have occurred prior thereto and all shares of VIP-R Preferred Stock purchased pursuant to the VIP Subsidiary Call Option, each of Eco Telecom, VimpelCom and Telenor own the same percentage of the voting capital stock of VimpelCom-R that each would have owned had the redistributions taken place in accordance with the VIP-R Primary Agreement.

CONDITIONS PRECEDENT TO OBLIGATIONS TO EFFECT TRANSACTIONS UNDER PRIMARY AGREEMENTS

CONDITIONS PRECEDENT - VIMPELCOM PRIMARY AGREEMENT

         Conditions Precedent to the Obligations of Purchasers at the First Closing. The respective obligations of Eco Telecom and Telenor (the "VIMPELCOM PURCHASERS") to pay their respective portion of the purchase price to VimpelCom at the First Closing, are subject to the satisfaction or waiver of certain customary conditions precedent including, among others, the following:

         - the representations and warranties made by VimpelCom in Article III of the VimpelCom Primary Agreement will have been true and correct in all material respects on and as of the date of the VimpelCom Primary Agreement, and certain of such representations and warranties will be true and correct in all material respects on the date of the First Closing as though such representations and warranties were made on and as of such date;

         - VimpelCom will have performed and complied in all material respects with each of the covenants in Article V of the VimpelCom Primary Agreement;

         - on the date of the First Closing, there will not be in effect any order or law prohibiting the consummation of the transactions contemplated by the VimpelCom Primary Agreement or any of the other transaction agreements, or which could be reasonably expected to result in a material impairment of any of the VimpelCom Purchasers' rights under such agreements, and there will not be pending any action or proceeding before any governmental or regulatory authority which could reasonably be expected to result in the issuance of any such order or the enactment of any such law;

         - the receipt by each of the VimpelCom Purchasers and VimpelCom of those governmental, regulatory, shareholder and third party consents and approvals specified in the VimpelCom Primary Agreement;

         - the fulfillment (or waiver) of the conditions precedent to the obligations of each of the VimpelCom Purchasers, as applicable, under their respective agreements with Dr. Zimin and Overture Limited regarding the purchase by each VimpelCom Purchaser of shares of Common Stock and Preferred Stock simultaneously with the First Closing;

         - the receipt by each of the VimpelCom Purchasers from the other of a copy of all the contracts between the other and any other party involving voting rights, rights to nominate directors, or the conveyance of various shares of VimpelCom Common Stock and Preferred Stock owned by Dr. Zimin and his affiliates; and

         - all individuals designated by each of the VimpelCom Purchasers for election to the boards of directors of VimpelCom and VimpelCom-R, as specified in the VimpelCom Primary Agreement, will have been elected.

         Conditions Precedent to the Obligations of Issuer. Under the VimpelCom Primary Agreement, the obligations of VimpelCom to sell shares of Common Stock to the VimpelCom

Purchasers at the First Closing are also subject to the satisfaction or waiver of certain customary conditions precedent.

CONDITIONS PRECEDENT - VIP-R PRIMARY AGREEMENT

         First Closing - Conditions Precedent to the Obligations of Purchaser and Issuer. Under the VIP-R Primary Agreement, the obligations of VimpelCom, as purchaser, to pay the purchase price to VimpelCom-R at the First Closing, and the obligations of VimpelCom-R, as issuer, to issue shares of VimpelCom-R common stock to VimpelCom at the First Closing, are each subject to the satisfaction or waiver of the condition precedent that the closing of the issuance and purchase of the shares of VimpelCom Common Stock at the First Closing as contemplated by the VimpelCom Primary Agreement occurs prior to or simultaneously with the closing of the issuance and purchase of the shares of VimpelCom-R common stock at the First Closing as contemplated by the VIP-R Primary Agreement.

         Preferred Stock Closing - Conditions to Obligations of Purchaser and Issuer. Under the VIP-R Primary Agreement, the obligations of Eco Telecom, as purchaser, to pay the purchase price to VimpelCom-R at the Preferred Stock Closing, and the obligations of VimpelCom-R, as issuer, to issue shares of VIP-R Preferred Stock to Eco Telecom at the Preferred Stock Closing, are each subject to the satisfaction or waiver of the condition precedent that there will not be in effect any order or law prohibiting the Preferred Stock Closing.

         Second and Third Closings - Conditions to Obligations of Purchasers. Under the VIP-R Primary Agreement, the obligations of Eco Telecom, VimpelCom and Telenor (the "VIMPELCOM-R PURCHASERS") to pay their respective portions of the purchase price to VimpelCom-R at the Second Closing and the Third Closing, as the case may be, are subject to the satisfaction or waiver of the following conditions precedent:

         a) there will not be in effect on the Second Closing or Third Closing, as the case may be, any order or law prohibiting such closing;

         b) there will not be in effect on the Second Closing or Third Closing, as the case may be, any presidential decree, governmental resolution or law enacted by the Duma and signed by the President of Russia ("SPECIFIED LEGISLATION") preventing such closing;

         c) Eco Telecom will not have exercised its option to sell its shares of VimpelCom Common Stock to Telenor under the Option Agreement, dated as of May 30, 2001, between Telenor and Eco Telecom;

         d) VimpelCom will not be in breach of its obligations under certain provisions of the VimpelCom-R Shareholders Agreement;

         e) the VIP-R Preferred Stock will have been issued at the Preferred Stock Closing in accordance with the terms of the VIP-R Primary Agreement (subject to certain exceptions set out in the VIP-R Primary Agreement);

         f) VimpelCom will have delivered to the other VimpelCom-R Purchasers an officer's certificate executed by its Chief Executive Officer regarding the United States Investment Company Act of 1940, as amended; and

         g) VimpelCom will not have breached its obligations under the VimpelCom Primary Agreement relating to the required sale by VimpelCom of one share of VimpelCom-R common stock to Eco Telecom at the Preferred Stock Closing.

         The VIP-R Primary Agreement provides that an "ECO TELECOM CONTRIBUTION DEFAULT" will be deemed to have occurred if Eco Telecom does not pay the purchase price for the shares of VimpelCom-R at either the Second Closing or the Third Closing for any reason other than clauses (c) through (g) above. The consequences of an Eco Telecom Contribution Default are described below.

         Second and Third Closings - Conditions to Obligations of Issuer. Under the VIP-R Primary Agreement, the obligations of VimpelCom-R to issue shares of common stock to the VimpelCom-R Purchasers at the Second Closing and the Third Closing, as the case may be, are subject to the satisfaction or waiver of the conditions precedent that there will not be in effect any order or law prohibiting such closing.

RUSSIAN SECURITIES LAW REGULATIONS

         Current Russian securities regulations prohibit issuers from concluding agreements to place shares with a specific purchaser prior to the time the shares have been registered with the Russian Federal Commission on the Securities Markets (the "FCSM"). For this reason, the provisions of the Primary Agreements relating to the issuance of shares to the relevant purchasers are, solely for the purposes of compliance with Russian law, considered preliminary agreements. Prior to the relevant closing date, after the shares have been registered with the FCSM, the relevant purchaser will enter into a short form share purchase agreement (the "RUSSIAN SHARE PURCHASE AGREEMENT") which will incorporate by reference the terms and conditions of the relevant Primary Agreement. To satisfy the requirements of Russian securities regulations, for purposes of Russian law, obligations of VimpelCom and VimpelCom-R to issue, and of any purchasers to make payments for, any newly-issued shares shall not arise, and neither VimpelCom nor VimpelCom-R will be considered to have offered any newly-issued shares until the relevant Russian Share Purchase Agreement has been signed.

CERTAIN COVENANTS UNDER PRIMARY AGREEMENTS

CERTAIN COVENANTS OF VIMPELCOM UNDER VIMPELCOM PRIMARY AGREEMENT

         Non-Solicitation. During the period commencing on the date of the VimpelCom Primary Agreement until the earlier of (a) the First Closing, (b) the date of termination of the VimpelCom Primary Agreement and (c) the date on which any governmental authority or third party denies in writing a consent required to consummate the transaction contemplated by the VimpelCom Primary Agreement and the other transaction agreements, VimpelCom will not take, nor will it permit VimpelCom-R to take any action to accept an offer from any entity (other than the VimpelCom Purchasers or their affiliates) deriving at least 15% of its revenues, on a consolidated basis with its affiliates, from the telecommunications business (a "STRATEGIC INVESTOR") to engage in or reach an agreement regarding any issuance of shares by VimpelCom-R to such Strategic Investor or any merger or consolidation of VimpelCom-R with such Strategic Investor or any sale of all or substantially all of the assets of VimpelCom-R to such Strategic Investor (each, a "BUSINESS COMBINATION"). VimpelCom has agreed to notify each VimpelCom Purchaser in the event any Strategic Investor makes such an offer or inquiry relating to VimpelCom-R.

         Financial Statements and Reports. VimpelCom has agreed to provide to each VimpelCom Purchaser certain financial and operational reports and other information beginning from the date of the VimpelCom Primary Agreement until the date on which the VimpelCom Purchaser, having once attained 10% or more of the issued and outstanding voting capital stock of VimpelCom, holds less than 10% of the issued and outstanding voting capital stock of VimpelCom.

         Certain Restrictions. Except as contemplated in the VimpelCom Primary Agreement or the other transaction agreements, from the date of the VimpelCom Primary Agreement until the First Closing, VimpelCom will refrain from the following (unless it has received the prior written consent of each VimpelCom Purchaser): (a) amending its charter, de-listing its ADSs from the New York Stock Exchange ("NYSE") or taking any action in connection therewith or any recapitalization, reorganization, liquidation or dissolution of VimpelCom or VimpelCom-R or KBI (each of VimpelCom-R and KBI, a "SIGNIFICANT SUBSIDIARY"),
(b) declaring or paying any dividend or other distribution regarding the equity of VimpelCom or any Significant Subsidiary (other than dividends payable on the Preferred Stock) or redeeming or acquiring an equity interest or option in VimpelCom, (c) engaging with any party in any Business Combination or (d) entering into any agreement to do or engage in any of the foregoing.

                  Charter Amendments; Post-Closing Actions. Prior to the First Closing, VimpelCom will effect certain amendments to its charter as specified in the VimpelCom Primary Agreement and will have registered such amendments with the Moscow Registration Chamber (the "MRC") and the State Registration Chamber under the Ministry of Justice of Russia (the "SRC"). As promptly as practicable after the First Closing, VimpelCom will complete all regulatory steps relating to the issuance of shares to Eco Telecom.

         Procedural Regulations of Board; Management Regulations and Operating Committee. Prior to the First Closing, VimpelCom will effect the amendments to the procedural regulations of the VimpelCom board contemplated by the VimpelCom Primary Agreement, update the VimpelCom management regulations on the procedures for VimpelCom to conclude transactions with interested parties to include the information provided by Eco Telecom and its officers and directors regarding their affiliated persons, and adopt resolutions establishing the role of the operating committee as contemplated by the VimpelCom Primary Agreement.

         Pre-Closing Veto Rights. From the date of the VimpelCom Primary Agreement until the earlier of the First Closing and the date of the first meeting of the VimpelCom board which includes all the designees of each VimpelCom Purchaser specified in the VimpelCom Primary Agreement (the "VIMPELCOM FIRST BOARD DATE"), each VimpelCom Purchaser will have the right to veto the following actions by VimpelCom and KBI (subject to certain exceptions): (A) the issuance of any new shares of capital stock of VimpelCom (other than as contemplated in the VimpelCom Primary Agreement or the other transaction agreements) or any of VimpelCom-R, KBI, Closed Joint Stock Company "Impuls-KB" and Closed Joint Stock Company "RTI Service-Svyaz" (collectively, the "CONSOLIDATED SUBSIDIARIES"); (B) the creation of any new subsidiary or any investment in any new subsidiary exceeding US$1 million in the aggregate; (C) entering into a contract or series of contracts (other than for indebtedness) having a value per contract in excess of US$2.5 million; (D) transactions with an aggregate value greater than

US$1 million between VimpelCom and any VimpelCom subsidiary (other than a Significant Subsidiary) or between VimpelCom subsidiaries, (E) transactions with an aggregate value greater than US$100,000 between VimpelCom or a Significant Subsidiary on the one hand and an officer, director or shareholder of such entity or direct or indirect subsidiary of any such officer, director or shareholder on the other hand, (F) the incurrence of indebtedness by VimpelCom exceeding US$2 million (other than the re-financing of existing indebtedness or the incurrence of additional indebtedness to Alcatel SEL AG in an aggregate amount not exceeding US$25 million), (G) the creation or adoption of any employee benefit plan, (H) the incurrence of any lien over any assets or properties of VimpelCom or a VimpelCom subsidiary securing indebtedness of VimpelCom or a VimpelCom subsidiary greater than US$2 million (other than certain liens securing indebtedness from Alcatel SEL AG or Sberegatelny Bank of Russia), (I) the termination or waiver of any obligation owed to VimpelCom or a VimpelCom subsidiary greater than US$100,000 and (J) any write off or write down, or any determination thereto, regarding any assets or properties of VimpelCom or a Significant Subsidiary, in an amount greater than US$500,000.

         Transactions with Affiliates. With respect to each VimpelCom Purchaser, from the date of the VimpelCom Primary Agreement until the date on which a VimpelCom Purchaser, having once attained 10% or more of the issued and outstanding voting capital stock of VimpelCom, holds less than 10% of the issued and outstanding voting capital stock of VimpelCom, except as otherwise permitted by the VimpelCom Primary Agreement and the other transaction agreements, VimpelCom will not, and to the extent of its voting power and control will not permit any VimpelCom subsidiaries to, (a) make any investment in an affiliate,
(b) transfer, sell, lease, assign or otherwise dispose of any assets to an affiliate, (c) merge into or consolidate with or acquire assets from an affiliate, or (d) enter into any transaction with an affiliate; provided, however, that (i) any affiliate who is an individual may serve as a director, officer or employee of VimpelCom or any VimpelCom subsidiaries and receive reasonable compensation therefor and (ii) VimpelCom or any VimpelCom subsidiary may enter into (A) property leases or service, inventory or other arrangements in the ordinary course of business (if the consideration arising therefrom would be substantially as advantageous to VimpelCom and any of its subsidiaries as the consideration which would obtain in a comparable transaction with a person who is not an affiliate) and (B) any other transaction approved by the VimpelCom board or shareholders in accordance with the VimpelCom charter or internal documents of VimpelCom approved by the VimpelCom board in accordance with the charter.

         KBI. From the date of the VimpelCom Primary Agreement until the date on which a VimpelCom Purchaser, having once attained 10% or more of the issued and outstanding voting capital stock of VimpelCom, holds less than 10% of the issued and outstanding voting capital stock of VimpelCom, VimpelCom will exercise its voting rights with respect to shares of capital stock of KBI that VimpelCom owns and take other steps as necessary (to the extent of its voting power) to ensure that there are five individuals elected to the KBI board of directors, including one designated by Eco Telecom and one designated by Telenor. From the date of the VimpelCom Primary Agreement until the date on which a VimpelCom Purchaser, having once attained 25% plus 1 share or more of the issued and outstanding voting capital stock of VimpelCom, holds less than 25% plus 1 share of the issued and outstanding voting capital stock of VimpelCom, VimpelCom will exercise its voting rights with respect to shares of capital stock of KBI that VimpelCom owns and take other steps as necessary (to the extent of its voting power) to ensure that certain actions, as set forth in the VimpelCom Primary Agreement, are not taken by KBI, KBI's board or KBI's shareholders without the prior written consent of the VimpelCom Purchasers (except to the extent any such action has been approved by the KBI shareholders in accordance with the procedural regulations of the VimpelCom board or as contemplated by the VimpelCom Primary Agreement or the other transaction agreements).

         Transfer and Voting of Callable Preferred Stock. Following the exercise by VimpelCom of the Preferred Stock Call Option (as defined below) under the VimpelCom Primary Agreement and the transfer of the shares of Preferred Stock (as defined below) to VimpelCom and/or any of its controlled affiliates in accordance with the VimpelCom Primary Agreement, (a) neither VimpelCom nor any of its controlled affiliates will transfer any of the shares of Preferred Stock to any person (except that such controlled affiliate may transfer such shares to VimpelCom, provided VimpelCom cancels such shares as soon as practicable following such transfer), (b) neither VimpelCom nor any of its controlled affiliates will use any of the shares of Preferred Stock for the purpose of nominating any person for election to the VimpelCom board, calling a meeting of the shareholders of VimpelCom or adding an item to the agenda of any GMS or any other meeting of the shareholders of VimpelCom, and (c) at any GMS or any other meeting of the shareholders of VimpelCom, VimpelCom will, to the extent permitted by Russian law, vote, and/or will cause any of its controlled affiliates which holds any of the shares of Preferred Stock to vote, the shares of Preferred Stock held by VimpelCom and/or any such controlled affiliate, as the case may be, pro rata in accordance with the votes submitted by all other shareholders of VimpelCom.

         Conditions and Approvals. VimpelCom has generally agreed to take all commercially reasonable steps to obtain the required regulatory and third party approvals and to satisfy the other conditions precedent to First Closing.

CERTAIN COVENANTS OF VIMPELCOM PURCHASERS UNDER VIMPELCOM PRIMARY AGREEMENT

         Escrow of Purchase Price. With respect to Eco Telecom, from and after the date on which the specified portion of the purchase price to be paid by Eco Telecom at the First Closing has been deposited with the escrow agent under the Escrow Agreement (as defined below) and until such portion of the purchase price has been repaid to Eco Telecom or paid to VimpelCom, in each case, in accordance with the terms of the Escrow Agreement, Eco Telecom will ensure that no liens securing indebtedness of Eco Telecom will attach to such portion of the purchase price.

         VimpelCom's Call Option on VimpelCom Preferred Stock Owned by Eco Telecom. Pursuant to the terms and subject to the conditions set out in the VimpelCom Primary Agreement, Eco Telecom has granted VimpelCom an option to purchase from Eco Telecom (the "PREFERRED STOCK CALL OPTION") all of the 6,426,600 shares of VimpelCom Preferred Stock to be transferred to Eco Telecom by Overture Limited simultaneously with the First Closing pursuant to the Overture Share Purchase Agreement between Eco Telecom and Overture Limited on the same date as the VimpelCom Primary Agreement. The aggregate exercise price required to be paid by VimpelCom to acquire the shares of Preferred Stock is 2 times the aggregate nominal value of the shares of Preferred Stock. VimpelCom will have the right to exercise the Preferred Stock Call Option on any date during the 90 day period immediately following the date of an Eco Telecom Contribution Default. Upon the registration of the transfer of the shares of Callable Preferred Stock from Eco Telecom to VimpelCom or VimpelCom's designee (which designee will be a controlled affiliate of VimpelCom) (the "TRANSFEREE") in accordance with the terms of the VimpelCom Primary Agreement, Eco Telecom will assign to the Transferee all of its rights, and the Transferee will assume all of Eco Telecom's obligations under the Overture Share Purchase Agreement, including, without limitation, all payment obligations thereunder; provided that if the Transferee is a designee of VimpelCom, VimpelCom will, simultaneously with the registration of the transfer of such shares of

Preferred Stock, execute and deliver to Overture Limited a guarantee of the obligations of the Transferee; and provided, further, that to the extent Eco Telecom has paid to Overture Limited prior to the date of assignment to the Transferee of the Overture Share Purchase Agreement all or any part of the $25 million owed by Eco Telecom to Overture Limited under the Overture Share Purchase Agreement, then VimpelCom shall pay, or cause to be paid, to Eco Telecom the amount so paid by Eco Telecom to Overture Limited. Pursuant to the terms set forth in certain Supplemental Agreements to be entered into on the First Closing among the past and current holders of the VimpelCom Preferred Stock, VimpelCom will cancel its existing call option on the VimpelCom Preferred Stock; provided, however, that the cancellation of such call option is conditional on the holders of the VimpelCom Preferred Stock fulfilling their obligation to pay a conversion premium upon any conversion of the shares of VimpelCom Preferred Stock into shares of VimpelCom Common Stock at a price equal to the then-fair market value of the common stock. Eco Telecom, VimpelCom, Dr. Zimin, Overture Limited and Telenor entered into a letter agreement dated May 30, 2001, in which Eco Telecom confirmed certain obligations associated with the Preferred Stock to be acquired by it, and VimpelCom, Telenor and Dr. Zimin confirmed the rights associated with the Preferred Stock to be acquired by Eco Telecom.

         Conditions and Approvals. Each VimpelCom Purchaser has generally agreed to take all commercially reasonable steps to obtain the required regulatory and third party approvals and to satisfy the other conditions precedent to First Closing.

CERTAIN COVENANTS OF VIMPELCOM-R UNDER VIP-R PRIMARY AGREEMENT

         Transactions with Affiliates. Except as otherwise permitted by the VIP-R Primary Agreement and the other transaction agreements, VimpelCom-R will not, and to the extent of its voting power and control will not permit any VimpelCom-R subsidiaries to, (a) make any investment in an affiliate, (b) transfer, sell, lease, assign or otherwise dispose of any assets to an affiliate, (c) merge into or consolidate with or acquire assets from an affiliate, or (d) enter into any transaction with an affiliate; provided, however, that (i) any affiliate who is an individual may serve as a director, officer or employee of VimpelCom-R or any VimpelCom-R subsidiaries and receive reasonable compensation therefor and (ii) VimpelCom-R or any VimpelCom-R subsidiary may enter into (A) property leases or service, inventory or other arrangements in the ordinary course of business (if the consideration arising therefrom would be substantially as advantageous to VimpelCom-R and any of its subsidiaries as the consideration which would obtain in a comparable transaction with a person who is not an affiliate) or (B) any other transaction approved by the VimpelCom-R board or shareholders in accordance with the VimpelCom-R charter or internal documents of VimpelCom-R approved by the VimpelCom-R board in accordance with the charter. Each VimpelCom-R Purchaser will be entitled to enforce this covenant only so long as such VimpelCom-R Purchaser owns 5% or more of the issued and outstanding voting capital stock of VimpelCom-R.

         Matters Concerning VimpelCom. VimpelCom-R has agreed (a) to provide certain information to VimpelCom as necessary for VimpelCom to fulfill applicable disclosure requirements and (b) to not take any actions that would cause VimpelCom to be in breach of certain agreements to which VimpelCom is party.

         Conditions and Approvals. VimpelCom-R has generally agreed to take all commercially reasonable steps to obtain the required regulatory and third party approvals and to satisfy the other conditions precedent to each of the closings.

CERTAIN COVENANTS OF VIMPELCOM-R PURCHASERS UNDER VIP-R PRIMARY AGREEMENT

         Conditions and Approvals. Each VimpelCom-R Purchaser has generally agreed to take all commercially reasonable steps to obtain the required regulatory and third party approvals and to satisfy the other conditions precedent to each of the closings.

CERTAIN ADDITIONAL COVENANTS UNDER VIP-R PRIMARY AGREEMENT

         Reimbursement of Certain Tax Liabilities. The VIP-R Primary Agreement provides for the reimbursement by VimpelCom of certain future specified tax expenses that may be incurred by VimpelCom-R in connection with certain actions taken by VimpelCom prior to the date of the VIP-R Primary Agreement.

         Trademark License Covenant. As long as the Trademark License Agreements (as defined in the VimpelCom Primary Agreement) remain in effect, VimpelCom will grant to VimpelCom-R licenses to use each trademark of VimpelCom registered by the patent office of the Russian Federation following the date of the VIP-R Primary Agreement which is used by VimpelCom in its cellular mobile telecommunications business (it being understood that this will not include trademarks used for the promotion of mobile Internet/WAP portals and related content services provided by means of mobile access to such content and services/resources) within the territory of the Russian Federation with the exclusion of the Moscow license area.

INDEMNIFICATION UNDER PRIMARY AGREEMENTS

INDEMNIFICATION - VIMPELCOM PRIMARY AGREEMENT

         In the event the First Closing occurs, VimpelCom will indemnify each VimpelCom Purchaser in respect of all losses incurred by such VimpelCom Purchaser arising out of (a) VimpelCom's misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in the VimpelCom Primary Agreement, (b) VimpelCom-R's misrepresentation or breach of warranty contained in Article III of the VIP-R Primary Agreement and (c) VimpelCom-R's non-fulfillment of or failure to perform any covenant or agreement contained in the VIP-R Primary Agreement prior to the date of the first meeting of the VimpelCom-R board which includes all designees of each VimpelCom-R Purchaser specified in the VIP-R Primary Agreement (the "VimpelCom-R First Board Date"). The VimpelCom Primary Agreement also provides that, in the event the First Closing occurs, each VimpelCom Purchaser will indemnify and hold VimpelCom harmless in respect of all losses incurred by VimpelCom arising out of or relating to such VimpelCom Purchaser's misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in the VimpelCom Primary Agreement.

         The aggregate liability of VimpelCom with respect to all claims of Eco Telecom made under the indemnification provisions contained in the VimpelCom Primary Agreement is generally limited to the amount of the purchase price actually paid by Eco Telecom as of such time under the VimpelCom Primary Agreement and the VIP-R Primary Agreement (the "TOTAL VIMPELCOM/ECO TELECOM INDEMNIFICATION AMOUNT"), provided that the aggregate liability of VimpelCom-R and VimpelCom with respect to all claims of Eco Telecom under the VimpelCom Primary Agreement and the VIP-R Primary Agreement may not exceed the Total VimpelCom/Eco Telecom Indemnification Amount. The aggregate liability of Eco Telecom with respect to all claims of VimpelCom made under the indemnification provisions contained in the VimpelCom Primary Agreement will be limited to the amount of the purchase price paid by Eco Telecom at the First Closing under the VimpelCom Primary Agreement.

         The aggregate liability of VimpelCom with respect to all claims of Telenor, and the aggregate liability of Telenor with respect to all claims of VimpelCom, made under the indemnification provisions contained in the VimpelCom Primary Agreement will be limited to US$160 million.

INDEMNIFICATION - VIP-R PRIMARY AGREEMENT

         In the event the First Closing occurs, VimpelCom-R will indemnify Eco Telecom in respect of all losses incurred by Eco Telecom arising out of VimpelCom-R's failure to perform, following the VimpelCom-R First Board Date, any covenant or agreement contained in the VIP-R Primary Agreement, provided that such failure was not caused by (a) Eco Telecom's breach of any of the transaction agreements or (b) willful misconduct, bad faith action or failure to act by the chief executive officer of VimpelCom-R (appointed by the members of the VimpelCom-R board nominated to the VimpelCom-R board by Eco Telecom, or by VimpelCom as instructed by Eco Telecom, pursuant to the VIP-R Shareholders Agreement (as defined below)) (the "VIMPELCOM-R CEO") or any members of VimpelCom-R senior management appointed by the VimpelCom-R CEO.

         In the event the First Closing occurs, VimpelCom-R will indemnify each of Telenor and VimpelCom in respect of all losses incurred by Telenor or VimpelCom, as the case may be, arising out of (a) VimpelCom-R's failure, following the VimpelCom-R First Board Date, to perform any covenant or agreement contained in the VIP-R Primary Agreement, provided that such failure was not caused by Telenor's or VimpelCom's, as the case may be, breach of any of the transaction agreements, and (b) any misrepresentation or breach of warranty by VimpelCom-R contained in the disclosure letters to be delivered in connection with the Second Closing and/or Third Closing pursuant to the VIP-R Primary Agreement.

         The VIP-R Primary Agreement also provides that, in the event the First Closing occurs, each VimpelCom-R Purchaser will indemnify and hold VimpelCom-R harmless in respect of all losses incurred by VimpelCom-R arising out of or relating to such VimpelCom-R Purchaser's misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in the VIP-R Primary Agreement.

         The aggregate liability of VimpelCom-R with respect to all claims of Eco Telecom made under the indemnification provisions contained in the VIP-R Primary Agreement is generally limited to the amount of the purchase price actually paid by Eco Telecom as of such time under the VimpelCom Primary Agreement and the VimpelCom-R Primary Agreement. The aggregate liability of Eco Telecom with respect to all claims of VimpelCom-R made under the indemnification provisions contained in the VIP-R Primary Agreement is limited to US$117 million.

         The aggregate liability of VimpelCom-R with respect to all claims of Telenor, and the aggregate liability of Telenor with respect to all claims of VimpelCom-R, made under the indemnification provisions contained in the VIP-R Primary Agreement is limited to the amount of the purchase price actually paid by Telenor as of such time under the VIP-R Primary Agreement.

         The aggregate liability of VimpelCom-R with respect to all claims of VimpelCom, and the aggregate liability of VimpelCom with respect to all claims of VimpelCom-R, made under the indemnification provisions contained in the VIP-R Primary Agreement is limited to the amount of the purchase price actually paid by VimpelCom as of such time under the VIP-R Primary Agreement.

TERMINATION OF PRIMARY AGREEMENTS

TERMINATION OF VIMPELCOM PRIMARY AGREEMENT

         The VimpelCom Primary Agreement will terminate (a) at any time prior to the First Closing, by mutual written agreement of the parties, (b) at midnight (Moscow time) on November 30, 2001 (or up to six business days thereafter in certain cases) (the "FINAL DATE") if the First Closing will not have occurred by such time, (c) on the date on which a meeting of the shareholders of VimpelCom is held at which a vote of such shareholders is conducted concerning the transactions contemplated by the VimpelCom Primary Agreement and the other transaction agreements and such shareholders fail to approve such transactions as are required to be approved by such shareholders or (d) upon payment in full of liquidated damages by Eco Telecom pursuant to the VimpelCom Primary Agreement.

TERMINATION OF VIP-R PRIMARY AGREEMENT

         The VIP-R Primary Agreement will terminate (a) at midnight (Moscow time) on the Final Date if the First Closing will not have occurred by such time, (b) on the date on which a meeting of the shareholders of VimpelCom is held at which a vote of such shareholders is conducted concerning the transactions contemplated by the VIP-R Primary Agreement and the other transaction agreements and such shareholders fail to approve such transactions as are required to be approved by such shareholders or (c) with respect to Telenor only, upon the Third Closing (or any extension of the Third Closing, if applicable, as provided in the VIP-R Primary Agreement) if Telenor will have not exercised its option at the Second Closing or the Third Closing to purchase shares of VimpelCom-R common stock as provided in the VIP-R Primary Agreement.

ESCROW AND GUARANTEES

ESCROW AGREEMENT AND ALFA BANK GUARANTEE

         Under the terms of the Escrow Agreement, dated as of May 30, 2001, among Eco Telecom, VimpelCom and Citibank, N.A., acting through its London branch (the "ESCROW AGREEMENT"), Eco Telecom has deposited US$50 million (the "INITIAL DEPOSIT AMOUNT" and the remaining US$53 million of the VimpelCom New Share Purchase Price being the "CLOSING DEPOSIT AMOUNT") in an escrow account held by Citibank, N.A., acting through its London branch (the "ESCROW AGENT"), which, subject to the terms and conditions of the VimpelCom Primary Agreement and the Escrow Agreement, will be paid to VimpelCom as a portion of the VimpelCom New Share Purchase Price. Interest accruing on the Initial Deposit Amount will be paid to Eco Telecom. One of the requirements for payment to be made under the Escrow Agreement is that the Escrow Agent receive a notice signed by both VimpelCom and Eco Telecom confirming the closing date for receipt of payment under the Escrow Agreement.

         As part of the transactions contemplated by the Primary Agreements, VimpelCom, VimpelCom-R, Eco Telecom and Citibank T/O (OOO) (the "ACCOUNT BANK") have entered into the Account Bank and Overdraft Agreement dated May 30, 2001 (the "ACCOUNT BANK AND OVERDRAFT AGREEMENT"). In the Account Bank and Overdraft Agreement, Eco Telecom has agreed to deposit the Closing Deposit Amount in an account in the name of Eco Telecom at the Account Bank prior to the date of the First Closing. In addition, Eco Telecom has procured the issuance of Guarantee No. 41949 by OAO "Alfa-Bank" ("ALFA BANK"), dated as of May 30, 2001 (the "ALFA BANK GUARANTEE") for the benefit of VimpelCom with respect to the performance by Eco Telecom of its obligations to pay the Closing Deposit Amount. One of the requirements for payment to be made under the Alfa Bank Guarantee is that Alfa Bank receive a notice signed by both VimpelCom and Eco Telecom confirming the closing date for receipt of payment under the Alfa Bank Guarantee. The Alfa Bank Guarantee will terminate on the earlier to occur of the full discharge by Eco Telecom of its obligation to pay the Closing Deposit Amount of the VimpelCom New Share Purchase Price or December 31, 2001.

Consistent with Alfa Bank's customary practice, the Management Board and Credit Committee of Alfa Bank approved the issuance of the Alfa Bank Guarantee. Alfa Bank has warranted to VimpelCom that Alfa Bank has received all proper approvals for the granting of the Alfa Bank Guarantee in accordance with Russian law and that the Alfa Bank Guarantee is enforceable under Russian law and VimpelCom has received an opinion from international legal counsel to Alfa Bank confirming this. Alfa Bank is affiliated with Eco Telecom. There exists some uncertainty under Russian law as to whether a guarantee given by an entity to a third party in which the guarantor guarantees the obligations of an affiliated entity would be considered an interested party "transaction" under Russian law requiring the approval of the disinterested, independent members of the board of directors of the guarantor.

GUARANTEE BY CTF HOLDINGS LIMITED AND ECO HOLDINGS LIMITED

         Eco Holdings Limited, the parent company of Eco Telecom (the "GENERAL GUARANTOR"), has guaranteed the performance of all of the obligations of Eco Telecom under the Primary Agreements and the other transaction agreements (other than the obligations of Eco Telecom to pay the VimpelCom New Share Purchase Price and to pay for the newly-issued shares of VimpelCom-R) pursuant to a Guarantee Agreement, dated as of May 30, 2001, by and among the General Guarantor, CTF Holdings Limited (the "LIMITED GUARANTOR"), VimpelCom, VimpelCom-R and Telenor (the "ALFA GUARANTEE"). The Limited Guarantor, the direct parent company of the General Guarantor, has guaranteed the performance by Eco Telecom of the provisions in the transaction agreements relating to restrictions on share transfers of VimpelCom and VimpelCom-R, debt acquisitions and the non-compete (each described below). In addition, each of the General Guarantor and Limited Guarantor has undertaken to, and to cause its controlled affiliates to, adhere to the restrictions on share transfers relating to VimpelCom and VimpelCom-R, the provision on debt acquisitions and the non-compete provision (each described below). The aggregate amount for which the General Guarantor and Limited Guarantor are liable under the Alfa Guarantee will not exceed US$160 million (less any amounts paid by Eco Telecom in damages or as the result of a settlement of any claim arising from any failure to perform or fulfill any obligation under any of the transaction agreements).

GUARANTEE BY TELENOR ASA

         Telenor ASA, the parent company of Telenor (the "TELENOR GUARANTOR"), has guaranteed the performance of all of the obligations of Telenor under the Primary Agreements and the other transaction agreements (including the obligation of Telenor to pay the purchase price for the shares of treasury stock to be acquired from VimpelCom at the First Closing) pursuant to a Guarantee Agreement, dated as of May 30, 2001, by and among the Telenor Guarantor, VimpelCom, VimpelCom-R and Eco Telecom (the "TELENOR GUARANTEE"). In addition, the Telenor Guarantor has undertaken to, and to cause its controlled affiliates to, adhere to the restrictions on share transfers relating to VimpelCom and VimpelCom-R, the provision on debt acquisitions and the non-compete provision (each described below). The aggregate amount for which the Telenor Guarantor is liable under the Telenor Guarantee will not exceed (i) in respect of the obligation to pay the purchase price for the shares of treasury stock to be acquired from VimpelCom at the First Closing, the purchase price therefor, and
(ii) in respect of all other obligations under the Telenor Guarantee, US$160 million (less any amounts paid by Eco Telecom in damages or as the result of a settlement of any claim arising from any failure to perform or fulfill any obligation under any of the transaction agreements).

REGISTRATION RIGHTS

         In connection with the obligations of Eco Telecom and Telenor to enter into the Primary Agreements, (i) Eco Telecom, Telenor and VimpelCom have entered into a Registration Rights Agreement, dated as of May 30, 2001 (the "VIMPELCOM REGISTRATION RIGHTS AGREEMENT"), which provides Eco Telecom and Telenor and any of their respective Permitted Transferees (as defined below) that become a party to the agreement (collectively, the "VIMPELCOM SHAREHOLDERS") with "demand" registration rights and incidental or "piggyback" registration rights with respect to VimpelCom's Registrable Securities (as defined below), and imposes certain obligations on Eco Telecom and Telenor (as described below), and (ii) Eco Telecom, Telenor, VimpelCom and VimpelCom-R have entered into a Registration Rights Agreement dated as of May 30, 2001 (the "VIMPELCOM-R REGISTRATION RIGHTS AGREEMENT" and, collectively with the VimpelCom Registration Rights Agreement, the "REGISTRATION RIGHTS AGREEMENTS"), which provides Eco Telecom, Telenor and VimpelCom and any of their respective Permitted Transferees that become a party to the agreement (collectively, the "VIMPELCOM-R SHAREHOLDERS") with demand registration rights and "piggyback" registration rights with respect to VimpelCom-R's Registrable Securities (as defined below) following an IPO (as defined below) of VimpelCom-R.

         The Registration Rights Agreements define "REGISTRABLE SECURITIES", generally, as ADSs or shares of common stock of VimpelCom or VimpelCom-R, as applicable, excluding any warrants or other securities convertible into or exchangeable for such common stock, that a VimpelCom Shareholder or VimpelCom-R Shareholder, as applicable, may own at any time. "PERMITTED TRANSFEREES" are defined, generally, as any controlling person of a shareholder, and any controlled affiliates of such controlling person.

DEMAND REGISTRATION RIGHTS - VIMPELCOM

         Pursuant to the VimpelCom Registration Rights Agreement if, at any time following the First Closing, VimpelCom receives a written demand from a VimpelCom Shareholder to effect a registration of such Shareholder's Registrable Securities under the United States Securities Act of 1933 (the "SECURITIES ACT"), the anticipated aggregate offering price of which exceeds US$20 million, VimpelCom will, as soon as practicable after receipt of such demand, use its best efforts to effect a registration covering the Registrable Securities as would permit or facilitate the sale and distribution in an underwritten offering of all or a portion of the Registrable Securities specified in such demand. VimpelCom will not, however, be obligated to effect any such registration, qualification or compliance (i) within 6 months after the effective date of a prior registration statement effected in response to a request from any VimpelCom Shareholder or within 6 months after the effective date of any other registration statement effected by VimpelCom for a public offering of VimpelCom common stock, preferred stock or ADSs (collectively, the "VIMPELCOM SHARES");
(ii) if at such time such VimpelCom Shareholder and its Permitted Transferees hold VimpelCom Shares representing less than 5% of VimpelCom's issued and outstanding common stock; (iii) for a period of not more than 180-days past the date upon which VimpelCom would otherwise be required to file a registration statement, if the VimpelCom board determines in good faith that the filing of such registration statement would be seriously detrimental to the completion of a VimpelCom Business Combination (defined below) of VimpelCom and VimpelCom-R; provided, that VimpelCom may exercise such right only once in any 24 month period; or (iv) if at such time VimpelCom has, in response to requests from any VimpelCom Shareholder or such shareholder's predecessors in interest, effected a demand registration of Registrable Securities on at least 3 prior occasions.

DEMAND REGISTRATION RIGHTS - VIMPELCOM-R

         Pursuant to the VimpelCom-R Registration Rights Agreement, and subject to certain exceptions described therein, if, at any time following the 6 month anniversary of the date on which VimpelCom-R has completed an initial public offering of its common stock pursuant to an effective registration statement under the Securities Act (an "IPO"), VimpelCom-R receives a written demand from a VimpelCom-R Shareholder which holds, individually or in the aggregate, at least 5% of VimpelCom-R's issued and outstanding common stock, that VimpelCom-R effect a registration under the Securities Act with respect to such Shareholder's Registrable Securities, the anticipated aggregate offering amount of which exceeds US$7.5 million, VimpelCom-R will, as soon as practicable after receipt of such demand, use all reasonable efforts to effect such registration as would permit or facilitate the sale and distribution of all or a portion of the Registrable Securities as are specified in such demand.

"PIGGYBACK" REGISTRATION RIGHTS - VIMPELCOM

         Pursuant to the VimpelCom Registration Rights Agreement, each of the VimpelCom Shareholders is entitled to the "piggyback" registration rights described below so long as, at the time of the exercise of such "piggyback" rights, such VimpelCom Shareholder owns or controls VimpelCom Shares representing not less than 5% of VimpelCom's issued and outstanding common stock. If at any time after the First Closing, VimpelCom proposes to register any of its securities in connection with an underwritten offering and sale thereof for cash, either for its own account or the account of another VimpelCom Shareholder exercising demand registration rights, other than (i) a registration relating solely to an employee benefit plan or (ii) a registration relating solely to a transaction under Rule 145 of the Securities Act, then, if at such time such VimpelCom Shareholder is eligible for "piggyback" registration rights as described above, VimpelCom will (a) promptly give each VimpelCom Shareholder written notice thereof and (b) subject to any underwriter cut-backs, include in such registration and in any related qualification and underwriting, all of the Registrable Securities specified in a written request made by such VimpelCom Shareholder (which in any one request will not exceed an aggregate of 50% of the Registrable Securities owned by such VimpelCom Shareholder at such time, unless such VimpelCom Shareholder then holds less than 7.5% of VimpelCom's issued and outstanding common stock) within 30 days after VimpelCom's delivery of such notice.

"PIGGYBACK" REGISTRATION RIGHTS - VIMPELCOM-R.

         Pursuant to the VimpelCom-R Registration Rights Agreement if, at any time, VimpelCom-R proposes to register any of its securities in connection with an underwritten offering and sale thereof for cash, either for its own account or the account of another VimpelCom-R Shareholder exercising demand registration rights, other than (i) pursuant to a registration statement filed on Form F-1 in connection with VimpelCom-R's IPO, (ii) pursuant to a registration statement on Form F-4 or (iii) pursuant to a registration statement filed on Form S-8, then, subject to certain restrictions described therein, each of the VimpelCom-R Shareholders is entitled to "piggyback" registration rights.

ASSIGNMENT OF VIMPELCOM DEMAND AND "PIGGYBACK" REGISTRATION RIGHTS

         Subject to the transfer restrictions on the VimpelCom Shares (as described below), the right to cause VimpelCom to register the Registrable Securities pursuant to a demand registration or a "piggyback" registration may be assigned by a VimpelCom Shareholder (i) to any Permitted Transferee of such VimpelCom Shareholder or (ii) to any single transferee (or group of transferees which are controlled affiliates of the same controlling person) which hold, in the aggregate, VimpelCom shares which represent in excess of 25% plus 1 share of the issued and outstanding voting capital stock of VimpelCom (the "VIMPELCOM SPECIFIED PERCENTAGE"); provided, that in each such case, the transferee is required to execute an endorsement to the VimpelCom Registration Rights Agreement agreeing to be bound by the terms and conditions thereof.

ASSIGNMENT OF VIMPELCOM-R DEMAND AND "PIGGYBACK" REGISTRATION RIGHTS

         Subject to the VimpelCom-R share transfer restrictions (see below), the right to cause VimpelCom-R to register the Registrable Securities pursuant to a demand registration or a "piggyback" registration may not be assigned by any VimpelCom-R Shareholder except (i) to a Permitted Transferee in connection with a transfer of Registrable Securities in accordance with the VimpelCom-R Shareholders Agreement (as defined below) or (ii) in connection with a transfer of 100% of such VimpelCom-R Shareholder's Registrable Securities to a transferee other than a Permitted Transferee in accordance with the VimpelCom-R Shareholders Agreement; provided, that in each such case, the transferee is required to execute an endorsement to the VimpelCom-R Registration Rights Agreement agreeing to be bound to the terms and conditions thereof and the terms and conditions of the VimpelCom-R Shareholders Agreement (defined below).

ECO TELECOM CONTRIBUTION DEFAULT

         Pursuant to the terms of the VimpelCom Registration Rights Agreement, in the event of an Eco Telecom Contribution Default on the date scheduled for the Second Closing (the "SECOND CLOSING DATE") (other than an Eco Telecom Contribution Default which is caused by any Specified Legislation which prevents the Second Closing), the demand and "piggyback" registration rights granted to Eco Telecom pursuant to the VimpelCom Registration Rights Agreement will be suspended until the first anniversary of the Second Closing Date.

VIMPELCOM COVENANT REGARDING TELENOR AND ECO TELECOM OWNERSHIP PERCENTAGE

         The VimpelCom Registration Rights Agreement provides that if, at any time after the First Closing so long as Telenor or Eco Telecom, as the case may be, has not sold any of the shares of VimpelCom which such party holds following the transactions contemplated by the agreements described herein, any person makes a bona fide and otherwise valid claim (as determined by the VimpelCom board in its reasonable discretion) to any ownership right in any shares of voting capital stock of VimpelCom, which ownership right arose prior to May 30, 2001 and, as a direct result of the exercise of such right, Telenor's or Eco Telecom's ownership interest in VimpelCom's voting capital stock is diluted, then, at the request of Telenor or Eco Telecom, as the case may be, VimpelCom will cause Telenor or Eco Telecom, as the case may be, to be offered the opportunity to purchase shares of Common Stock or ADSs, at the fair market value thereof, representing a sufficient number of shares such that, after giving effect to such purchase, Telenor or Eco Telecom, as the case may be, will own in the aggregate the same percentage of VimpelCom's outstanding voting capital stock that such party would have owned had such ownership claim never existed. The fair market value of such shares of common stock or ADSs will be calculated based on the weighted average market value of the ADSs on the New York Stock Exchange during the 30 trading days immediately preceding the date on which the VimpelCom board determined that such ownership claim was bona fide and otherwise valid.

LIMITATIONS ON SUBSEQUENT REGISTRATION RIGHTS

         The VimpelCom Registration Rights Agreement provides that VimpelCom will not, without the prior written consent of Eco Telecom and its Permitted Transferees (the "ECO TELECOM SHAREHOLDERS") and Telenor and its Permitted Transferees (the "TELENOR

SHAREHOLDERS"), include its securities or the securities of any other person in a demand registration effected pursuant to the terms of the VimpelCom Registration Rights Agreement. The VimpelCom-R Registration Rights Agreement provides that VimpelCom-R will not, without the prior written consent of each VimpelCom-R Shareholder holding 5% or more of the Registrable Securities then held by all VimpelCom-R Shareholders, grant any other person registration rights which are superior or pari passu to the rights granted to such VimpelCom-R Shareholders pursuant to the VimpelCom-R Registration Rights Agreement.

TERMINATION OF VIMPELCOM REGISTRATION RIGHTS AGREEMENT

         The VimpelCom Registration Rights Agreement will terminate upon the earliest of (a) the parties' written agreement, (b) midnight (Moscow time) on the Final Date (as defined in the VimpelCom Primary Agreement) if the First Closing hasn't occurred by such time and (c) the date on which the VimpelCom shareholders, at a meeting held to approve the transactions contemplated by the VimpelCom Primary Agreement, fail to approve such transactions; provided, that after the First Closing (i) the rights and obligations of any VimpelCom Shareholder will terminate on the date that such VimpelCom Shareholder, together with such of its Permitted Transferees, having achieved ownership of at least the VimpelCom Specified Percentage own, in the aggregate, VimpelCom Shares representing less than 5% of VimpelCom's issued and outstanding common stock,
(ii) the indemnification obligations of the parties remain in effect indefinitely, (iii) following an Eco Telecom Contribution Default, certain debt and non-compete obligations (see below) of Eco Telecom and its Permitted Transferees remain in effect until the date scheduled for the Third Closing (the "THIRD CLOSING DATE") and (iv) VimpelCom's right to purchase Opportunities (as described below) from Eco Telecom and Telenor remains in effect until such rights have been exercised or have lapsed by their terms.

TERMINATION OF VIMPELCOM-R REGISTRATION RIGHTS AGREEMENT

         The VimpelCom-R Registration Rights Agreement will terminate upon the earliest of (a) the liquidation or dissolution of VimpelCom-R, (b) the parties' written agreement, (c) midnight (Moscow time) on the Final Date if the First Closing has not occurred by such time, or (d) upon the consummation of a VimpelCom Business Combination (see below), in which VimpelCom is the surviving entity. The registration rights granted to any VimpelCom-R Shareholder under the VimpelCom-R Registration Rights Agreement will terminate upon the earliest of
(i) the termination of the VimpelCom-R Registration Rights Agreement, (ii) such time, beginning 6 months after the closing of VimpelCom-R's IPO, when such VimpelCom-R Shareholder, together with its affiliates which are party to the agreement, own in the aggregate less than 5% of VimpelCom's issued and outstanding common stock and (iii) with respect to Telenor only, upon the Third Closing if Telenor has not purchased any VimpelCom-R common stock at the Second Closing or the Third Closing pursuant to the terms of the VIP-R Primary Agreement.

RESTRICTIONS ON SHARE TRANSFERS

In connection with the Primary Agreements, (i) Eco Telecom, Telenor and VimpelCom entered into the VimpelCom Registration Rights Agreement, and Eco Telecom and Telenor entered into a Shareholders Agreement dated as of May 30, 2001 (the "VimpelCom Shareholders Agreement"), each of which sets forth certain rights and obligations with respect to the VimpelCom shares owned by the VimpelCom Shareholders, and (iii) Eco Telecom, Telenor, VimpelCom and VimpelCom-R have entered into a Shareholders Agreement, dated as of May 30, 2001 (the "VIMPELCOM-R SHAREHOLDERS AGREEMENT"), which sets forth the rights and obligations of the VimpelCom-R Shareholders with respect to any shares of common stock or preferred stock of VimpelCom-R (collectively, the "VIMPELCOM-R SECURITIES") owned by them.

VIMPELCOM SHARE TRANSFER RESTRICTIONS

         The VimpelCom Registration Rights Agreement and VimpelCom Shareholders Agreement provides that no VimpelCom Shareholder may transfer, or permit the transfer of, any VimpelCom Shares to (i) any person convicted of a felony in the United States, Norway or the Russian Federation, (ii) any controlling person of any person convicted of such felony or (iii) any direct competitor (as defined in the VimpelCom Registration Rights Agreement) of VimpelCom. Furthermore, no VimpelCom Shareholder may transfer, or permit the transfer of (i) any VimpelCom Shares, the result of which is that such VimpelCom Shareholder, together with its Permitted Transferees, will own less than the VimpelCom Specified Percentage following the transfer or (ii) the VimpelCom Specified Percentage (or any greater number of VimpelCom Shares) to any person who is not a Permitted Transferee, in each case without giving prior written notice to VimpelCom. In the event of any transfer by a VimpelCom Shareholder to a Permitted Transferee or any single transferee (or group of transferees which are controlled affiliates of the same controlling person) which holds, in the aggregate, VimpelCom Shares which represent the VimpelCom Specified Percentage (or more), such transferee will, in each case, be entitled to the rights and obligations of the transferor; provided, that the transferee will be required, in each such case, to execute an endorsement to the VimpelCom Registration Rights Agreement and VimpelCom Shareholders Agreement agreeing to be bound by the terms and conditions thereof.

VIMPELCOM-R SHARE TRANSFER RESTRICTIONS

         Pursuant to the terms of the VimpelCom-R Shareholders Agreement (i) except as provided for therein, no VimpelCom-R Shareholder may transfer or create or permit any lien on any of its VimpelCom-R Securities, (ii) no VimpelCom-R Shareholder may transfer or create a lien upon any of its VimpelCom-R Securities in favor of any other person (whether a Permitted Transferee or otherwise) who is a direct competitor of VimpelCom-R (as defined in the VimpelCom-R Shareholders Agreement), (iii) any VimpelCom-R Shareholder may transfer any of its VimpelCom-R Securities to a Permitted Transferee (other than to a direct competitor), (iv) Eco Telecom may transfer any of its VimpelCom-R Securities to Telenor or any controlled affiliate of Telenor ASA in accordance with the terms of the Option Agreement (described below), (v) Eco Telecom may not transfer, or create or permit a lien upon, any shares of its VimpelCom-R preferred stock in favor of any person, other than any transfers required by Eco Telecom pursuant to the terms of the VIP-R Primary Agreement, which are expressly permitted (and are express obligations of Eco Telecom) under the VimpelCom-R Shareholders Agreement and (vi) until the earlier to occur of the second anniversary of the First Closing or an Eco Telecom Contribution Default, VimpelCom may not transfer any voting capital stock of VimpelCom-R to any person other than a Permitted Transferee. Notwithstanding the foregoing, at any time following VimpelCom-R's IPO, the foregoing share transfer restrictions (including the Right of First Refusal described below), will not apply to any transfers by a VimpelCom-R Shareholder of VimpelCom-R Securities conducted through the New York Stock Exchange or any other national or international exchange or trading facility on which VimpelCom-R's Securities are then listed or quoted and traded; provided that the VimpelCom-R Securities so acquired will not be subject to the VimpelCom-R Shareholders Agreement, and the transferee will not be entitled to any rights or be subject to any obligations thereunder.

         Right of First Refusal. The VimpelCom-R Shareholders Agreement provides that any VimpelCom-R Shareholder may sell or otherwise effect the physical disposition of (but in no event may otherwise transfer) its VimpelCom-R Securities to any person from whom such VimpelCom-R Shareholder receives a bona fide offer, subject to the terms and conditions of the VimpelCom-R Shareholders Agreement. The selling VimpelCom-R Shareholder (the "SELLING SHAREHOLDER") is required to first give 60 days prior written notice (the "OFFER NOTICE") to all other VimpelCom-R Shareholders, identifying the offeror (including the offeror's controlling persons), the number of VimpelCom-R Securities that are the subject of the offer, the purchase price thereof and, if applicable, notice of the Selling Shareholder's intention to exercise its Required Sale Right (see below). Upon receipt of the Offer Notice, the other VimpelCom-R Shareholders will each have the first right and option to purchase, at the same price and upon the same terms set forth in the Offer Notice, all (but not less than all) of the VimpelCom-R Securities being offered by the Selling Shareholder, pro rata based on the number of shares of VimpelCom-R voting capital stock owned by each such VimpelCom-R Shareholder or in such other proportion as such VimpelCom-R Shareholders may agree, such right to be exercised within 45 days after receipt of the Offer Notice. If the other VimpelCom-R Shareholders elect to purchase the Selling Shareholder's VimpelCom-R Securities, such purchase and sale will be consummated within 180 days after receipt of the Offer Notice. If none of the other VimpelCom-R Shareholders elects to accept the offer, the Selling Shareholder may, within such 180-day period, transfer all of the VimpelCom-R Securities identified in the Offer Notice to the offeror, in accordance with the terms set forth in the Offer Notice. In the event of an Eco Telecom Contribution Default (other than a default caused by any Specified Legislation which prevents the Second Closing), neither Eco Telecom nor any of its Permitted Transferees will have any of the foregoing rights of first refusal, but each will remain subject to all of the foregoing obligations. Notwithstanding the foregoing, any VimpelCom-R Shareholder may transfer its VimpelCom-R Securities to a Permitted Transferee, and Eco Telecom may transfer its VimpelCom-R Securities to Telenor in accordance with the terms of the Eco Telecom/Telenor Option Agreement, in each case without compliance with the foregoing obligations.

         Required Sale Right. Pursuant to the VimpelCom-R Shareholders Agreement, if, at any time following the fifth anniversary of the execution of the VimpelCom-R Shareholders Agreement, a VimpelCom-R Shareholder receives an offer from a person who, together with its affiliates (other than VimpelCom or any of its controlled affiliates) would own or control more than 50% of VimpelCom-R's outstanding voting securities following such transfer (a "CONTROLLING INTEREST"), and the other VimpelCom-R Shareholders do not elect to purchase in full the Selling Shareholder's VimpelCom-R Securities identified in the Offer Notice, the Selling Shareholder will have the right (the "REQUIRED SALE RIGHT") to require the other VimpelCom-R Shareholders to sell their VimpelCom-R Securities to the offeror, in proportion (with respect to each such VimpelCom-R Shareholder) to the number of VimpelCom-R Securities being transferred by the Selling Shareholder. The sale of the VimpelCom-R Securities by such other VimpelCom-R Shareholders will be on the same terms and conditions set forth in the Offer Notice, except that the purchase price to be paid to such other VimpelCom-R Shareholders will be paid in cash and will be the greater of
(i) the price per share stated in the Offer Notice and (ii) the fair market value determined in accordance with the procedure set forth in the VIP-R Shareholders Agreement of each share of VimpelCom-R Securities as of the date of delivery of the Offer Notice. Notwithstanding the foregoing, in the event of an Eco Telecom Contribution Default (other than such default caused by any Specified Legislation which prevents the Second Closing), neither Eco Telecom nor any of its Permitted

Transferees will retain any of the foregoing rights, but each will remain subject to all of the foregoing obligations.

         Co-Sale Right. If the conditions exist which would entitle a VimpelCom-R Shareholder to exercise its Required Sale Right under the VimpelCom-R Shareholders Agreement but (i) the Selling Shareholder did not exercise its Required Sale Right or (ii) the Selling Shareholder exercises its Required Sale Right with respect to some but not all of the VimpelCom-R Securities held by the other VimpelCom-R Shareholders, then each of the other VimpelCom-R Shareholders will have the right, exercisable by written notice to the Selling Shareholder within 60 days from delivery by the Selling Shareholder of the Offer Notice, to elect to sell to the third party offeror any or all of its VimpelCom-R Securities, free and clear of liens, as part of such sale. Such transfer by the VimpelCom-R Shareholders to the third party offeror will be effected on the same terms as set forth in the Offer Notice; provided, that the per share purchase price of the VimpelCom-R Securities will be the greatest of
(i) the per share purchase price stated in the Offer Notice, (ii) the highest per share purchase price paid by such third party offeror in any such transfer of VimpelCom-R Securities and (iii) the fair market value per share determined in accordance with the procedure set forth in the VIP-R Shareholders Agreement of the VimpelCom-R Securities as of the date of delivery of the Offer Notice. Notwithstanding the foregoing, in the event of an Eco Telecom Contribution Default (other than such default caused by any Specified Legislation which prevents the Second Closing), neither Eco Telecom nor any of its Permitted Transferees will have retain of the foregoing rights.

         Pledge. The VimpelCom-R Shareholders Agreement provides that any Shareholder may pledge its VimpelCom-R Securities to secure a bone fide obligation to any pledgee that meets certain criteria (identified below), provided that the following conditions are satisfied: (i) the pledging shareholder gives notice of the pledge to all non-pledging VimpelCom-R Shareholders together with copies of all relevant pledge documents, (ii) the pledgee agrees in writing to the relevant terms and conditions of the VimpelCom-R Shareholders Agreement, (iii) the VimpelCom-R Securities are pledged to the pledgee under one pledge agreement only, and the underlying obligation secured by such pledge will not be secured by any other collateral other than the pledged securities, (iv) no VimpelCom-R Shareholder may pledge VimpelCom-R Securities to any pledgee who, together with its affiliates, owns, controls and/or has pledged to it (or them) VimpelCom-R Securities which represent 25% or more of VimpelCom-R's issued and outstanding voting capital stock, (v) prior to instituting any foreclosure action to enforce its rights with respect to the pledged securities, the pledgee will provide the non-pledging VimpelCom-R Shareholder(s) with the opportunity to purchase the underlying obligation at a purchase price equal to the lesser of (a) the fair market value of the pledged securities determined in accordance with the procedure set forth in the VIP-R Shareholders Agreement or (b) the principal amount of the underlying obligation, plus interest, penalties and other similar amounts accrued thereon, (vi) with respect to any pledge of 24% or more (but less than 25%) of VimpelCom-R's issued and outstanding voting capital stock, the pledging VimpelCom-R Shareholder will have the right to offer the pledgee the option to acquire additional VimpelCom-R Securities which, together with the pledged VimpelCom-R Securities, equals or exceeds 25% plus 1 share of the issued and outstanding voting capital stock of VimpelCom-R (the "VIMPELCOM-R SPECIFIED PERCENTAGE"); provided, that the non-pledging VimpelCom-R Shareholders will have the right of first refusal with respect to such additional VimpelCom-R Securities offered to the pledgee, (vii) the non-pledging VimpelCom-R Shareholders will have a co-sale right in the event of a transfer of a Controlling Interest in connection with a foreclosure action under the pledge agreement, (viii) if the pledged VimpelCom-R Securities are transferred, the transferee agrees to be bound to the terms and conditions of the VimpelCom-R Shareholders Agreement and will execute an endorsement in connection therewith, (ix) the pledge will be subject to all rights of Telenor and its Permitted Transferees set forth in the Option Agreement and (x) any breach by the pledgee of the foregoing will be deemed a breach of the VimpelCom-R Shareholders Agreement by the pledging VimpelCom-R Shareholder(s).

         The VimpelCom-R Shareholders Agreement provides that any pledgee to which a VimpelCom-R Shareholder pledges VimpelCom-R Securities will not be an affiliate of the pledging VimpelCom-R Shareholder and will be either (i) a licensed Russian bank with at least $200 million in equity capital and in which the Russian Agency for Restructuring of Credit Organizations does not administer or possess any controlling or blocking rights, or (ii) a non-Russian bank with an investment grade rating from Moody's Corporation or Standard and Poor's (as determined at the time of the pledge) or (iii) any other lender or supplier of vendor financing for VimpelCom-R with a long term debt rating of "Baa" or higher from Moody's Corporation or a rating of "BBB" or higher from Standard and Poor's (as determined at the time of the pledge).

         Effectiveness of Transfers. Any transferee of VimpelCom-R Securities is required to execute an endorsement to the VimpelCom-R Shareholders Agreement, pursuant to which the transferee agrees to be bound by the terms and conditions thereof, as if it were an original signatory thereto. In the event of a transfer in violation of the VimpelCom-R Shareholders Agreement, such transfer will be void and of no force or effect, the transferee will not have any rights under the VimpelCom-R Shareholders Agreement, and the transferor will remain, and the transferee will be, bound by all of the obligations thereunder.

TELENOR AND ECO TELECOM OPTION AGREEMENT

         Pursuant to the Option Agreement dated as of May 30, 2001 (the "Option Agreement") between Telenor and Eco Telecom, Telenor has granted to Eco Telecom an option to sell to Telenor all shares of common stock and preferred stock of VimpelCom held by Eco Telecom as part of its initial 25% plus one share stake in VimpelCom and any shares of VimpelCom purchased in new issuances by Eco Telecom from time to time to maintain its initial 25% plus one share stake. In addition, under the Option Agreement, Telenor has granted to Eco Telecom an option to sell to Telenor all shares of common stock of VimpelCom-R held by Eco Telecom and comprising less than 25% of the voting capital stock of VimpelCom-R. These options become exercisable if Telenor's ownership interest in VimpelCom exceeds 50% of the outstanding voting capital stock of VimpelCom calculated on a fully diluted basis. The options are exercisable by Eco Telecom for a period of one hundred twenty (120) days after Telenor gives notice that its ownership interest in VimpelCom exceeds 50% of such voting capital stock. In addition, pursuant to the Option Agreement, Eco Telecom has granted to Telenor an option to purchase all shares of common stock of VimpelCom-R if Eco Telecom has exercised its put option in respect of shares of common stock and preferred stock of VimpelCom described above, provided that Eco Telecom holds a stake of at least 25% plus one Share of VimpelCom-R on the date the VimpelCom put options become exercisable. The VimpelCom-R call option is exercisable by Telenor for 120 days after Eco Telecom exercises the VimpelCom put options. Each party to the Option Agreement is responsible for compliance with applicable securities laws and no option is exercisable during any period in which a tender offer is in effect with respect to any shares of capital stock of VimpelCom or VimpelCom-R and in which Telenor or any affiliate of Telenor is a bidder. For purposes of determining the duration of the exercise period of any option, any day on which the exercise of such option is prohibited by applicable law shall be disregarded.

         The closing of any purchases under the Option Agreement is subject to customary closing conditions, including MAMP approval; provided that if Telenor has voluntarily purchased more than 45% or more than 50% of the outstanding voting securities of Vimpelcom without obtaining the approval of the MAMP to purchase up to 85% of such outstanding voting securities, then MAMP approval will not be a condition to Telenor's obligations to complete its purchase of VimpelCom shares pursuant to the Telenor Option Agreement.

         The exercise prices of the options to sell or purchase the VimpelCom and VimpelCom-R shares described above are based on cost plus a return, or in the case of common stock of VimpelCom, the highest price paid by Telenor for shares of common stock, in each case as set forth in the Option Agreement. Such exercise prices may be adjusted from time to time as more fully described in the Option Agreement. In addition, the Option Agreement provides that certain property received in respect of VimpelCom and VimpelCom-R shares (including securities received pursuant to certain business combination transactions) shall be subject to the options.

         The Option Agreement will terminate (i) by mutual agreement, (ii) on the date on which all options have expired or are fully exercised, (iii) on the date on which Telenor or its Permitted Transferees (as defined below) no longer own any Shares of Vimpelcom, (iv) as of the date on which Eco Telecom (or any Permitted Transferee to which Telenor has consented in accordance with the terms of the Option Agreement) ceases to own all of Eco Telecom's initial 25% stake in VimpelCom, and (v) at midnight (Moscow Time) on the Final Date (as defined below), if the Closing has not occurred by such time.

MANAGEMENT OF VIMPELCOM AND VIMPELCOM-R

NOMINATION OF VIMPELCOM DIRECTORS

The VimpelCom Shareholders Agreement provides that, so long as Telenor (and its Permitted Transferees that become a party to the VimpelCom Shareholders Agreement) (the "TELENOR SHAREHOLDERS") and Eco Telecom (and its Permitted Transferees that become a party to the VimpelCom Shareholders Agreement) (the "ECO SHAREHOLDERS") each beneficially own at least the VimpelCom Specified Percentage, then each such party shall nominate up to four candidates for election to VimpelCom's Board, with at least one candidate in each group of four candidates being an independent candidate (as defined in the VimpelCom Shareholders Agreement); provided, that if either the Telenor Shareholders or the Eco Shareholders beneficially own more than 44% but not more than 50% of VimpelCom's voting capital stock, none of the candidates nominated by such party is required to be independent. So long as the Telenor Shareholders beneficially own at least the VimpelCom Specified Percentage, then the Telenor Shareholders shall nominate one additional candidate for election to the Board, who shall be an independent candidate and whose nomination shall require the approval of Eco Telecom, for so long as the Eco Shareholders beneficially own the VimpelCom Specified Percentage. In the event of an Eco Telecom Contribution Default (as described below), Eco Telecom shall cause such number of its directors to resign from VimpelCom's Board so that Eco Telecom's remaining nominees on the Board will comprise only such number of directors that Eco Telecom could elect based on cumulative voting at such time.

NOMINATION OF VIMPELCOM-R DIRECTORS

         The VimpelCom-R Shareholders Agreement provides that the VimpelCom-R board will consist of 9 directors. Of the 9 directors, (A) Eco Telecom will nominate 5 directors, at least 1 of whom will be an independent director (as defined in the VimpelCom-R Shareholders Agreement), and 1 of whom will also serve on VimpelCom board, and (B) VimpelCom will nominate 4 directors, including (i) 2 who will be members of VimpelCom's senior management, and (ii) 1 who will be a Telenor designee; provided, that if Telenor exercises options to purchase voting securities pursuant to the VIP-R Primary Agreement and, after giving effect to such purchase, Telenor would own enough voting securities to elect 2 directors to the VimpelCom-R board based on cumulative voting at such time, then two of the directors nominated by VimpelCom will be Telenor designees. In the event that Eco Telecom, having once obtained ownership of the VimpelCom-R Specified Percentage, holds less than the VimpelCom-R Specified Percentage, Eco Telecom will cause all directors nominated by it to resign from the VimpelCom-R board. In the event of an Eco Telecom Contribution Default in connection with the Second Closing, Eco Telecom will cause all 5 directors nominated by it to resign from the VimpelCom-R board. In the event of an Eco Telecom Contribution Default in connection with the Third Closing, Eco Telecom will cause 4 of the 5 directors nominated by it to resign from the VimpelCom-R board. In any such event, the directors will thereafter be elected by the cumulative vote of the VimpelCom-R Shareholders. In addition, prior to the earlier to occur of an Eco Telecom Contribution Default or the date that Eco Telecom, having once obtained ownership of the VimpelCom-R Specified Percentage, holds less than the VimpelCom-R Specified Percentage the nominees for Chairman of the VimpelCom-R board will be selected from the directors nominated by Eco Telecom. The VimpelCom-R Shareholders have agreed to vote their VimpelCom-R Securities in furtherance of the foregoing provisions.

TERMINATION OF VIMPELCOM SHAREHOLDERS AGREEMENT

The VimpelCom Shareholders Agreement terminates upon the earliest of: (a) the written agreement of the parties, (b) the day on which the Telenor Shareholders, or any transferee of the VimpelCom Specified Percentage pursuant to a transfer by Telenor in accordance with the agreement, own less than 25% or more than 50% of VimpelCom's issued and outstanding voting capital stock, (c) the day on which the Eco Shareholders, or any transferee of the VimpelCom Specified Percentage pursuant to a transfer by Eco Telecom in accordance with the agreement, own less than 25% or more than 50% of VimpelCom's issued and outstanding voting capital stock, (d) the date on which the VimpelCom shareholders, at a meeting held to approve the transactions contemplated by the VimpelCom Primary Agreement, fail to approve such transactions, (e) the date on which an Eco Telecom Contribution Default shall have occurred and (f) at midnight (Moscow time) on the Final Date, if the First Closing has not occurred by such time.

TERMINATION OF VIMPELCOM-R SHAREHOLDERS AGREEMENT

The VimpelCom-R Shareholders Agreement terminates upon the earliest of: (a) the written agreement of the parties, (b) at midnight (Moscow Time) on the Final Date if the First Closing has not occurred by then, (c) the date on which the VimpelCom shareholders, at a meeting held to approve the transactions contemplated by the VimpelCom Primary Agreement, fail to approve such transactions, (d) with respect to any VimpelCom-R Shareholder, on the date that such party has transferred all of its VimpelCom-R Securities in accordance with the terms of the agreement; provided, that following an Eco Telecom Contribution Default, Eco Telecom's obligations with respect to Debt Transactions and non-competition (as summarized above), will remain in effect until the Third Closing Date, (e) with respect to Telenor only, upon the Third Closing if Telenor has not purchased any VimpelCom-R Securities at the Second Closing or the Third Closing pursuant to the terms of the VIP-R Primary Agreement; provided, that VimpelCom's rights to purchase Opportunities (see above) from any VimpelCom-R Shareholder remains in effect until such call options have been exercised or have lapsed by their terms.

APPOINTMENT OF CHIEF EXECUTIVE OFFICER OF VIMPELCOM-R

The VimpelCom-R Shareholders Agreement provides that the directors nominated to the VimpelCom-R board by Eco Telecom have the right to nominate the VimpelCom-R CEO, provided that the nominee satisfy certain criteria. The VimpelCom-R CEO will have the rights and responsibilities granted to general directors under Russian law and VimpelCom-R's charter. In the event of an Eco Telecom Contribution Default or if Eco Telecom, having owned at least the VimpelCom-R Specified Percentage, owns less than the VimpelCom-R Specified Percentage, the VimpelCom-R directors nominated by Eco Telecom will lose their right to nominate the VimpelCom-R CEO, and the VimpelCom-R CEO will immediately resign as VimpelCom-R CEO and, if required, as director.

DEBT AND FUNDING COVENANTS

DEBT ACQUISITIONS

         Pursuant to the VimpelCom Registration Rights Agreement and the VimpelCom-R Shareholders Agreement, a VimpelCom Shareholder, a VimpelCom-R Shareholder, Permitted Transferees of any VimpelCom Shareholder or VimpelCom-R Shareholder, and any person acting on behalf of any of the foregoing pursuant to a contract (collectively, the "STANDSTILL PARTIES") may enter into any transaction by which any such party, directly or indirectly, makes any loan or extends any credit to VimpelCom, VimpelCom-R or either of their respective controlled affiliates (collectively, the "PROTECTED PARTIES"), or otherwise becomes an obligee or holds or is the beneficiary of any debt obligation of any Protected Party (such transaction, a "DEBT TRANSACTION"), if and only if the following conditions are satisfied: (i) the Standstill Parties will, within ten days of entering into any Debt Transaction, offer to sell to such Protected Party such debt obligation at a purchase price equal to the lesser of (A) the fair market value thereof determined in accordance with the procedure set forth in the VimpelCom Registration Rights Agreement or VIP-R Shareholders Agreement, as applicable, and (B) the aggregate unpaid principal amount of the debt obligation, plus accrued interest and any other amounts owing thereunder, (ii) the Standstill Parties will provide the Protected Party with a calculation of the purchase price relating to such debt obligation at the request of any Standstill Party and (iii) the Standstill Parties will provide the Protected Parties with written notice within 10 days of any sale or disposition of the debt obligation to a third-party. Notwithstanding the foregoing, if the aggregate principal amount of the relevant debt obligation is less than US$10 million, any breach by a shareholder of the foregoing will be deemed cured if such shareholder and its Standstill Parties comply with such foregoing obligations upon becoming aware that it or they have entered into a Debt Transaction.

         In the event that a Standstill Party enters into a Debt Transaction, such Standstill Party will, prior to initiating or participating in any enforcement action or bankruptcy proceeding against any Protected Party with respect to any such debt obligation, provide 90 days prior written notice thereof to the Protected Party and provide the Protected Party with the opportunity to acquire the debt obligation, as summarized above. Any breach by a shareholder or its Standstill Parties of the immediately preceding sentence will be deemed cured if the aggregate principal amount of the relevant debt obligation is less than US$10 million and if (i) the Protected Party is neither VimpelCom, VimpelCom-R nor any consolidated subsidiary of VimpelCom or VimpelCom-R (as identified in the financial statements of VimpelCom and VimpelCom-R audited in accordance with GAAP) and (ii) the Standstill Parties immediately file all documents necessary to terminate or cause the termination of such action or proceeding upon becoming aware that the action or proceeding was initiated against a Protected

Party, thereafter use its best efforts to ensure that such action or proceeding is terminated, and provide the Protected Party with the opportunity to acquire the debt obligation, as summarized above.

CAPITAL INCREASE

         Pursuant to the VimpelCom-R Shareholders Agreement, until the second anniversary of the First Closing and unless otherwise agreed by the VimpelCom-R Shareholders, subject to certain exceptions, no VimpelCom-R Shareholder will take any action in favor of the sale or issuance by VimpelCom-R of any VimpelCom-R Securities (other than in connection with a financing contemplated by the VIP-R Primary Agreement or in connection with the funding of any Opportunity (defined below)).

CERTAIN CORPORATE MATTERS

VIMPELCOM BUSINESS COMBINATION

         The VimpelCom-R Shareholders Agreement provides that, from and after the earlier of the Third Closing and the date of an Eco Telecom Contribution Default, VimpelCom and, so long as an Eco Telecom Contribution Default has not occurred, Eco Telecom, will have the right to initiate a review of the potential merger of VimpelCom-R into VimpelCom (or such other form of business combination as the relevant shareholders may agree) (a "VIMPELCOM BUSINESS COMBINATION"). In the event of a VimpelCom Business Combination review, each of the initiating VimpelCom-R Shareholder and the non-initiating VimpelCom-R Shareholder will select an independent, internationally recognized investment bank or accounting firm that has substantial experience in Russian corporate transactions (an "APPRAISER"). Each Appraiser will determine the fair market value of the equity of VimpelCom (excluding VimpelCom's equity interest in VimpelCom-R), on the one hand, and the fair market value of the equity of VimpelCom-R, on the other hand, along with the resulting VimpelCom Business Combination exchange ratio, in accordance with the procedures set forth in the VimpelCom-R Shareholders Agreement. To effect the VimpelCom Business Combination pursuant to the provisions of the VimpelCom-R Shareholders Agreement (i) the equity value of VimpelCom-R must not be less than 90% of the equity value of VimpelCom and (ii) the Appraisers respective valuations (or, if a third appraiser is selected, the valuations of any two Appraisers) must be within 20% of each other. If the Appraiser's determine that the foregoing criteria have been satisfied, then (a) subject to relevant fiduciary duties and obtaining necessary consents and approvals, VimpelCom and VimpelCom-R will negotiate in good faith to enter into any agreements necessary to effect the VimpelCom Business Combination, (b) VimpelCom will submit to its shareholders for approval the VimpelCom Business Combination and any issuance of capital stock necessary in connection therewith and (c) each of the VimpelCom-R Shareholders will take all actions within its power (as a shareholder of VimpelCom-R) to effect the VimpelCom Business Combination. Any such VimpelCom Business Combination will be effected at the exchange ratio determined by the Appraisers and approved by the shareholders of each of VimpelCom and VimpelCom-R. In the event that, in connection with a VimpelCom Business Combination, Eco Telecom and/or Telenor's shareholdings in VimpelCom are diluted to below the VimpelCom Specified Percentage, such parties will use all commercially reasonable efforts to provide Eco Telecom and/or Telenor, as the case may be, with the opportunity to own at least the VimpelCom Specified Percentage following such VimpelCom Business Combination.

NON-COMPETE

         Pursuant to the terms and conditions of the VimpelCom Registration Rights Agreement and the VimpelCom-R Shareholders Agreement, each party thereto agrees not to, and agrees not to permit any of its controlled affiliates to, (i) engage in the Business (generally defined as the cellular mobile telecommunications business) in Russia or (ii) own or control, directly or indirectly, more that 5% of the voting capital stock of any person (other than VimpelCom, VimpelCom-R or their respective controlled affiliates) engaged in the Business in any region in Russia; provided, that (a) the foregoing restrictions will only apply to a party which owns or controls, directly or indirectly, the VimpelCom Specified Percentage or the VimpelCom-R Specified Percentage (which Eco Telecom is deemed to own as of the execution date of the respective agreements for the purposes of the foregoing provisions), (b) in the event of an Eco Telecom Contribution Default the foregoing provisions will remain in effect until the Third Closing, (c) the foregoing provisions will not prohibit VimpelCom from engaging in the Business in the Moscow license area and (d) VimpelCom-R will not be permitted to engage in the Business in the Moscow license area without the prior written consent of VimpelCom.

         The agreements further provide that the foregoing will in no way limit the right of any such party or its affiliate, to (i) maintain, increase or otherwise develop its investment in VimpelCom, VimpelCom-R or any of their respective controlled affiliates, (ii) maintain, increase or otherwise develop any scheduled existing investment of such party or its affiliates, so long as, as a consequence of such maintenance, increase or development such party or affiliate does not own or control a controlling interest in any person engaged in the Business in Russia (other than VimpelCom, VimpelCom-R or their respective controlled affiliates and such existing investment), (iii) acquire through a merger, exchange of shares or assets of any existing investment, consolidation or similar business combination so long as such transaction does not cause such party or affiliate to own a controlling interest in any person engaged in the Business in Russia (other than VimpelCom, VimpelCom-R, their respective controlled affiliates), provided that such party or affiliate will be permitted to maintain its ownership interest in such existing investment; (iv) without limiting the foregoing, acquire or maintain, directly or indirectly, any ownership interest in any person which, on a consolidated basis, derives less than 25% of its revenues from the Business in Russia; or (v) with respect to any existing investment, sell to, merge with or into, consolidate with or otherwise effect a change in control with respect to any person engaged in the Business in Russia so long as, as a consequence of such sale, merger, consolidation or change in control, such party or affiliate does not directly or indirectly have a controlling interest in any person (other than VimpelCom, VimpelCom-R or any of their controlled affiliates) which is engaged in the Business in Russia, provided that such party or affiliate will be permitted to maintain its ownership interest in such existing investment.

         In addition, the VimpelCom Registration Rights Agreement and the VimpelCom-R Shareholders Agreement each provide that Eco Telecom and Telenor (and their respective Permitted Transferees) will be entitled to identify and pursue on a preliminary basis an opportunity (an "OPPORTUNITY") to obtain a telecommunications license, or acquire a person who holds such license, to engage in the Business in Russia, other than in the Moscow license area and other than certain scheduled, excluded opportunities; provided, that neither Telenor nor Eco Telecom (nor any of their respective Permitted Transferees) may pursue any such Opportunity more than twice prior to the second anniversary of the First Closing; and provided, further, that VimpelCom and VimpelCom-R, respectively, are entitled to certain call rights with respect to such Opportunity to purchase such Opportunity at the fair market value thereof, in accordance with the procedures set forth in the VimpelCom Registration Rights Agreement and the VimpelCom-R Shareholders Agreement, respectively.

OTHER GOVERNANCE MATTERS

         Until the earlier to occur of an Eco Telecom Contribution Default or the date on which Eco Telecom owns the VimpelCom-R Specified Percentage, VimpelCom has agreed not to take any action in its capacity as a shareholder of VimpelCom-R without the prior written consent of Eco Telecom with respect to (i) requesting the convocation of a shareholders meeting, (ii) being considered present for quorum purposes at any meeting of the shareholders of VimpelCom-R, or (iii) voting any shares of VimpelCom-R Securities on issues requiring super-majority consent or cumulative voting under the VimpelCom-R charter or Russian law and issues under the VimpelCom-R charter. In the event of an Eco Telecom Contribution Default caused by a change in Specified Legislation, Eco Telecom has veto rights with respect to certain matters for a period of one-year following the applicable Eco Telecom Contribution Default.

         As soon as practicable following the Preferred Stock Closing, VimpelCom-R will be reorganized into an open joint stock company under Russian law.

         VimpelCom is seeking shareholder approval to amend its charter to raise the threshold for certain board decisions of its board of directors (including, among other matters, determination of VimpelCom's business priorities and approval of strategic orientations of VimpelCom as advised by VimpelCom's General Director) from 75% to 80% of all members of VimpelCom's board (i.e., from 7 to 8 of the total 9 members of the board of directors). At present, as a result of cumulative voting, any Shareholder holding 22.22% or more of the outstanding voting capital stock of VimpelCom has the ability to elect 2 members to VimpelCom's board. If such increase becomes effective, any two directors would be able to block any decision of VimpelCom's board of directors requiring an 80% vote.

TERMINATION AGREEMENT

         In connection with the transactions described herein, VimpelCom, VimpelCom Finance B.V. a wholly-owned subsidiary of VimpelCom under the laws of The Netherlands ("VIMPELCOM FINANCE"), VimpelCom B.V. a company organized under the laws of The Netherlands ("VIP BV"), VC Limited, a British Virgin Islands company controlled by VimpelCom, Telenor, Telenor Communication AS, Dr. Zimin, "Bee Line" Non-Profit Fund, a non-commercial organization organized under the laws of the Russian Federation ("BEE LINE FUND"), and Glavsotkom LLC, a Russian Federal limited liability company ("GLAVSOTKOM"), have entered into a Termination Agreement, dated as of May 30, 2001, which provides for the waiver, for the purpose of completing the transactions described herein, by the parties to the respective agreements as indicated below of such parties' rights under and the obligations of the other respective parties to the following agreements:

         - the Primary Agreement dated as of December 1, 1998 between Telenor and VimpelCom, other than certain indemnification obligations;

         - the Shareholders Agreement dated as of December 1, 1998 among Telenor, Dr. Zimin, Glavsotkom and the Bee Line Fund;

         - the Registration Rights Agreement dated as of December 1, 1998 among Telenor, VimpelCom, Dr. Zimin, Glavsotkom and the Bee Line Fund;

         - the Guarantee dated as of December 1, 1998 between Telenor Communication AS and VimpelCom;

         - the Working Capital Bridge Facility dated as of June 23, 2000 ("WORKING CAPITAL BRIDGE FACILITY"), the Guarantee Agreement dated as of June 23, 2000, both between Telenor and VimpelCom, the Primary Agreement (Financing Vehicles) dated as of June 23, 2000 among Telenor, VimpelCom Finance, VIP BV and VC Limited, the Purchase Agreement dated as of July 28, 2000 between Telenor and VC Limited, certain disbursement applications delivered pursuant to the Working Capital Bridge

              Facility, and the Notice of Mandatory Exercise of Option Requirement and Waiver dated as of July 25, 2000 among Telenor, VimpelCom, VC Limited, VimpelCom Finance and VIP BV;

         Upon the occurrence of the First Closing all of the foregoing agreements will be terminated with the exception of certain indemnification obligations under the Working Capital Bridge Facility. In addition, the letter agreements dated (i) May 28, 1999 among Telenor, Dr. Zimin, Glavsotkom, Bee Line Fund and VimpelCom; (ii) June 23, 2000 among Telenor, VimpelCom, Dr. Zimin, Glavsotkom and the Bee Line Fund; (iii) July 5, 2000 between Telenor and VimpelCom will also be waived by the parties in connection with the transactions described herein upon the occurrence of the First Closing.

UNDERTAKING LETTERS

         Pursuant to an undertaking letter, dated as of May 30, 2001, Telenor has agreed with VimpelCom to vote in favor of certain agenda items at the EGM, including an increase in charter capital, and amendments to the VimpelCom charter specified in the VimpelCom Primary Agreement. Telenor has also agreed with VimpelCom to cause directors nominated by Telenor to vote in favor of payment of dividends on VimpelCom Preferred Stock and from the First Closing through the fourth anniversary thereof to vote shares held by Telenor and its controlled affiliates in favor of any issuance of shares proposed by VimpelCom; provided that Telenor is permitted to purchase shares to maintain its percentage ownership at the VimpelCom Specified Percentage, and that Telenor would not be required to purchase on a cumulative basis, over such 4 year period, new shares in excess of US$25 million. Notwithstanding this limitation, Telenor will be required to vote in favor of such issuance, if VimpelCom intends to use the proceeds to purchase new shares of VimpelCom-R in order to enable VimpelCom-R to acquire an Opportunity which was offered to VimpelCom-R by Telenor. Telenor has agreed not to prevent enforcement by VimpelCom of the above undertakings.

         The above undertakings terminate on the earlier of the termination of the VimpelCom Primary Agreement and the date on which Telenor and its controlling persons and controlled affiliates of such controlling persons own less than 5% of the outstanding voting capital stock of VimpelCom.

         Pursuant to an undertaking letter, dated as of May 30, 2001, Eco Telecom has agreed with VimpelCom (i) to cause directors nominated by Eco Telecom to vote in favor of payment of dividends on VimpelCom Preferred Stock, and (ii) from the First Closing through the fourth anniversary thereof to vote shares held by Eco Telecom or any of its controlled affiliates, in favor of any issuance of shares proposed by VimpelCom; provided that Eco Telecom is permitted to purchase shares to maintain its percentage ownership at the VimpelCom Specified Percentage, and that Eco Telecom would not be required to purchase, on a cumulative basis, over such four year period, new shares in excess of $25 million. Notwithstanding this limitation, Eco Telecom will be required to vote in favor of such issuance if VimpelCom intends to use the proceeds to purchase new shares from VimpelCom-R in order to enable VimpelCom-R to acquire an Opportunity which was offered to VimpelCom-R by Eco Telecom.

         The above undertakings terminate on the earlier of (a) the termination of the VimpelCom Primary Agreement and (b) the date on which Eco Telecom and its controlling persons and controlled affiliates of such controlling persons, having achieved at least the VimpelCom Specified Percentage, own, in the aggregate, shares of VimpelCom common stock representing less than 5% of the issued and outstanding VimpelCom common stock.

ZIMIN / OVERTURE AGREEMENTS:

         Pursuant to a Share Purchase Agreement dated as of May 30, 2001, between Eco Telecom and Overture Limited, an affiliate of Dr. Zimin, (the "OVERTURE SHARE PURCHASE AGREEMENT"), Eco Telecom agreed to purchase 6,426,600 shares of Preferred Stock and 16,362 shares of Common Stock on the First Closing Date, subject to the fulfilment of certain conditions described below. Eco Telecom also agreed to purchase on the First Closing Date, subject to the fulfilment of certain conditions described below, an additional 96,740 shares of Common Stock from Dr. Zimin pursuant to a Share Purchase Agreement dated as of May 30, 2001 between Eco Telecom and Dr. Zimin (the "ZIMIN SHARE PURCHASE AGREEMENT", and, together with the Overture Share Purchase Agreement, the "ZIMIN SHARE PURCHASE AGREEMENTS").

         Assuming all conditions precedent under the Zimin Share Purchase Agreement are met, Eco Telecom will deliver the purchase price of the 96,740 shares of Common Stock to Dr. Zimin on the First Closing Date. The purchase price of the shares of Preferred Stock and shares of Common Stock to be purchased by Eco Telecom under the Overture Share Purchase Agreement ($25 million) is payable in full no later than on December 25, 2003; provided, that the purchase price shall become due and payable immediately (i) upon the sale, transfer, assignment or other disposal of the shares of Preferred Stock or the shares of Common Stock by Eco Telecom (other than (x) to a controlling person of Eco Telecom or a controlled affiliate of Eco Telecom or such controlling person (each, a "CONTROLLED TRANSFEREE") or (y) to VimpelCom or its designee upon VimpelCom's exercise of the Preferred Stock Call Option under the Primary Agreement; (ii) if an Event of Default (as described below) has occurred; (iii) following a Change of Control (as defined in the Overture Share Purchase Agreement) of Eco Telecom or, if the shares of Common Stock or Preferred Stock have been transferred to a Controlled Transferee, of such Controlled Transferee. Interest will accrue on the purchase price or any outstanding portion thereof from the date payment becomes due until actual payment of such amount at a rate of twelve percent (12%) per annum. Eco Telecom may, in its sole discretion, pay the purchase price (or any portion thereof) any time prior to December 25, 2003, provided that it gives ten business days prior written notice to Overture Limited of any such payment.

         The Overture Share Purchase Agreement defines an Event of Default as:
(A) the failure of Eco Telecom to pay the full amount of the $25 million purchase price on or before December 25, 2003, (B) the failure of Eco Telecom to deliver additional shares of Common Stock in the event the market value of the shares of Common Stock pledged to Overture Limited falls below a specified threshold in accordance with the Common Stock Pledge Agreement (described below), (C) the taking of, or the failure to take action, which results in (i) the pledge of Common Stock or Preferred Stock and/or the Common Stock or Preferred Stock Pledge Agreement (described below) being held invalid by any court of law in any competent jurisdiction, subject to certain exceptions, or
(ii) the pledge of Common Stock or Preferred Stock ceasing to be validly registered in the registry of shareholders of VimpelCom, subject to certain exceptions or (D) the Pledge and Call Option Closing Date (as defined in the Overture Share Purchase Agreement) not having occurred within the time period required under the Overture Share Purchase Agreement.

         Pursuant to the Overture Share Purchase Agreement, Overture Limited agreed to take or refrain from taking certain actions from the date of the Overture Share Purchase Agreement through the First Closing Date. These undertakings include:


- Overture Limited will not take, nor will it permit any of its affiliates (or any person retained by or acting for or on its behalf or on behalf of any such affiliate) to take any action to initiate, solicit, or accept any offer or inquiry from any person to reach any agreement or understanding for the transfer, assignment, pledge, acquisition or other disposition of any of the shares of Common Stock or Preferred Stock, except for (i) Overture Limited's acquisition of the shares of Common Stock or Preferred Stock and (ii) Overture Limited's dealings with Eco Telecom under the Overture Share Purchase Agreement, the Common Stock or Preferred Stock Pledge Agreement (described below) and the Common Stock or Preferred Stock Call Option Agreement (described below). If Overture Limited receives any such offer, inquiry or informational request, Overture Limited will promptly advise Eco Telecom in writing of such offer, inquiry or request.

- Overture Limited will not transfer any shares of Common Stock or shares of Preferred Stock owned by it, its controlling person, or any controlled affiliates of Overture Limited or its controlling person to any Restricted Person. A Restricted Person is defined in the Overture Share Purchase Agreement in part as any person engaged in operating and/or managing any means of mass communication.

         Eco Telecom also agreed to take or refrain from taking certain actions from and after the date of the Overture Share Purchase Agreement. These undertakings include:

- If Eco Telecom sells to Telenor the shares of Preferred Stock or Common Stock sold to Eco Telecom under the Overture Share Purchase Agreement prior to the earlier of December 25, 2003 and the payment of the full purchase price, Eco Telecom will pay or cause Telenor to pay to Overture Limited the excess of the purchase price paid by Telenor over the purchase price to be paid by Eco Telecom under the Overture Share Purchase Agreement. This undertaking will cease to apply upon the assignment by Eco Telecom of its rights and obligations under the Overture Share Purchase Agreement to VimpelCom upon the exercise by VimpelCom of the Preferred Stock Call Option.

- On the First Closing Date, Eco Telecom will pledge its shares of the Preferred Stock acquired from Overture Limited to Overture Limited pursuant to an agreement in the form of Exhibit B to the Overture Share Purchase Agreement (which is attached as Exhibit F hereto and incorporated herein by reference) and will also grant a call option to Overture Limited over the Preferred Shares pursuant to a call option agreement in the form of Exhibit A to the Overture Share Purchase Agreement to secure the payment of the purchase price of Eco Telecom under the Overture Share Purchase Agreement. Eco Telecom agreed that, within ten business days following the date on which the shares of Common Stock acquired by Eco Telecom under the VimpelCom Primary Agreement are registered with the FCSM, Eco Telecom (i) will execute and deliver to Overture Limited the Common Stock Pledge Agreement and the Common Stock Call Option Agreement in the forms attached hereto as Exhibit A to the Preferred Stock Pledge Agreement and Exhibit A to the Preferred Stock Call Option Agreement, respectively and (ii) upon execution and delivery of the Common Stock Pledge Agreement by Overture Limited, Eco Telecom will pledge shares of Common Stock to Overture Limited as provided under the Common Stock Pledge Agreement. The Preferred Stock Pledge Agreement and Preferred Stock Call Option Agreement will terminate upon the execution and delivery by Eco Telecom of the Common Stock Pledge Agreement and the Common Stock Call Option Agreement and the pledge of shares of Common Stock as required pursuant to the Common Stock Pledge Agreement and in accordance with the terms of the Overture Share Purchase Agreement.

- Eco Telecom will comply with certain obligations relating to the conversion of the Preferred Stock and shall impose a similar obligation on any subsequent acquiror of the Preferred Stock.

         Termination: The Overture Share Purchase Agreement will terminate and the transactions contemplated thereunder will be abandoned:

         - at any time prior to the First Closing, by mutual written agreement of Eco Telecom and Overture Limited;

         - on the Final Date, if the First Closing shall not have occurred on or before such date;

         - on the date on which a meeting of the shareholders of VimpelCom is held at which a vote of such shareholders is conducted concerning the transactions contemplated by the transaction documents and such shareholders fail to approve the transactions contemplated therein; or

         - by Overture Limited if Eco Telecom has failed (i) to execute and deliver the Common Stock Pledge Agreement, or (ii) to pledge the shares of Common Stock as provided or (iii) to execute and deliver the Common Stock Call Option Agreement in the manner and within the time set forth in the Overture Share Purchase Agreement.

         Zimin Share Purchase Agreement. The Zimin Share Purchase Agreement contains similar undertakings and termination provisions to those set forth in the Overture Share Purchase Agreement. In addition, the Zimin Share Purchase Agreement requires that Dr. Zimin not take any direct or indirect actions which would make the Termination Agreement (described above) invalid in whole or in part.

         Surety Agreement. Dr. Zimin and Eco Telecom entered into a Surety Agreement dated as of May 30, 2001 (the "Surety Agreement"), pursuant to which Dr. Zimin has agreed to provide an absolute and unconditional surety for the performance by Overture Limited of certain of its obligations to Eco Telecom under the Overture Share Purchase Agreement and Pledge Agreements. Dr. Zimin's obligations under the Surety Agreement shall not exceed the aggregate liability of Overture Limited under the Overture Share Purchase Agreement and the Common Stock and Preferred Stock Pledge Agreements. The Surety Agreement shall terminate with the termination of the Zimin Share Purchase Agreements and the Common Stock and Preferred Stock Pledge Agreements.

         Letter Agreement Relating to Nomination of VimpelCom Directors. Dr. Zimin delivered an undertaking letter to Eco Telecom dated May 30, 2001, pursuant to which Dr. Zimin confirmed that neither he nor any of his controlled affiliates will nominate any candidate for election to the board of directors of VimpelCom as long as Eco Telecom owns in the aggregate at least the Specified Percentage of VimpelCom's voting stock. The letter provides that the undertaking by Dr. Zimin therein is irrevocable until any Event of Default (as defined in the Overture Share Purchase Agreement) has occurred and is continuing.

                               ------------------

The preceding summary of the proposed transactions and agreements is not intended to be complete and is qualified in its entirety by reference to the relevant agreements attached as Exhibits hereto.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The Exhibit Index is incorporated herein by reference.

                                   SIGNATURES



         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:    June 11, 2001                   ECO TELECOM LIMITED

                                    By:  /s/ Dmitri Ploujnikov
                                         ....................................
                                         Dmitri Ploujnikov
                                         Director


Date:    June 11, 2001                   ECO HOLDINGS LIMITED

                                    By:  /s/ Joseph Moss
                                         ....................................
                                         Joseph Moss
                                         Director


Date:    June 11, 2001                   CTF HOLDINGS LIMITED

                                    By:  /s/ Franz Wolf
                                         ....................................
                                         Franz Wolf
                                         Director


Date:    June 11, 2001                   CROWN FINANCE FOUNDATION

                                    By:  /s/ Dr. Norbert Seeger
                                         ....................................
                                         Dr. Norbert Seeger
                                         Director

                                     ANNEX A

                  DIRECTORS AND OFFICERS OF ECO TELECOM LIMITED

Name/Title/Citizenship      Principal Occupation            Business Address
----------------------      --------------------            ----------------
Dmitri Ploujnikov,          Senior Consultant to            Suite 3, 4 Irish Place, Gibraltar
Director (Russia)           Crown Resources AG and
                            Director of Crown
                            Commodities


                 DIRECTORS AND OFFICERS OF ECO HOLDINGS LIMITED

Name/Title/Citizenship      Principal Occupation            Business Address
----------------------      --------------------            ----------------
Joseph Moss, Director       General Manager of Crown        Suite 3, 4 Irish Place, Gibraltar
(United Kingdom)            Resources AG


                 DIRECTORS AND OFFICERS OF CTF HOLDINGS LIMITED

Name/Title/Citizenship      Principal Occupation            Business Address
----------------------      --------------------            ----------------
Adrian Collister,           Director and Chartered          ESC International - Gibraltar
Director (United Kingdom)   Accountant, ESC International   Office, P.O. Box 398, Ground
                                                            Floor, Neptune House, Marina Bay,
                                                            Gibraltar

Alla Koudriavtseva,         Director of CTF Holdings        Suite 2, 4 Irish Place, Gibraltar
Director (Russia)           Limited

Franz Wolf, Director        Director of CTF Holdings        Suite 2, 4 Irish Place, Gibraltar
(Germany)                   Limited


               DIRECTORS AND OFFICERS OF CROWN FINANCE FOUNDATION

Name/Title/Citizenship      Principal Occupation            Business Address
----------------------      --------------------            ----------------
Christian Rosenov,          Financial Adviser               Claridenstrasse 25 CH-8002,
Director (Switzerland)                                      Zurich, Switzerland

Dr. Norbert Seeger,         Attorney,                       Am Schragen Weg 14, P.O. Box 1618
Director, (Liechtenstein)   Arcomm Trust Co.                FL-9490, Vaduz, Liechtenstein

Dr. Christian Zangerle,     Attorney, Office of Dr.         Am Schragen Weg 14, P.O. Box 1618
Director, (Austria)         Norbert Seeger                  FL-9490, Vaduz, Liechtenstein

           DIRECTORS OF THE SUPERVISORY BOARD OF ALFA GROUP CONSORTIUM

Name/Title/Citizenship      Principal Occupation            Business Address
----------------------      --------------------            ----------------
Peter Aven, Director        President of OJSC Alfa Bank     11 Mashy Poryvaevoy Street,
(Russia)                                                    107078 Moscow, Russia

Alexandr Fain, Director     Chief Executive Officer of      21 Novy Arbat Street, 121019
(Russia)                    LLC Alfa Eco                    Moscow, Russia

Gleb Fetisov, Director      President of LLC Alfa Eco       21 Novy Arbat Street, 121019
(Russia)                                                    Moscow, Russia

Mikhail Fridman, Director   Chairman of the Board of        11 Mashy Poryvayevoy Street,
(Russia)                    Directors of OJSC Alfa Bank     107078 Moscow, Russia

Michail Gamzin, Director    Member of the Board of          133 Krasnaya St., 350020
(Russia)                    Directors of OJSC               Krasnodar, Russia
                            Kubansakhar'

German Khan, Director       Member of the Board of          18/2, Schipok Street, 113097
(Russia)                    Directors of OJSC Tyumen        Moscow, Russia
                            Oil Company

Boris Kiperman, Director    Chief Executive Officer of      10/4 Krasnopresnenskaya
(Russia)                    JSC Alfa Estate                 Naberezhnaya, 123100 Moscow

Alexander Kosiyanenko,      Chief Executive Officer of      7/2 Novatorov Street, 117421
Director (Russia)           JSC Perekrestok                 Moscow, Russia

Alexey Kuzmichev,           Chairman of the Executive       21 Novy Arbat St., 121019,
Director (Russia)           Board of Directors of Crown     Moscow, Russia
                            Resources AG

Nigel Robinson, Director    Director of Corporate           9 Karmanitskiy pereulok, 121002
(United Kingdom)            Development, Finance and        Moscow, Russia
                            Control for CTF Holdings
                            Limited

Leonard Vid. Director       Chairman of the Executive       11 Mashy Poryvayevoy Street,
(Russia)                    Board of Directors of OJSC      107078 Moscow, Russia
                            Alfa Bank

           DIRECTORS OF THE SUPERVISORY BOARD OF ECO HOLDINGS LIMITED

Name/Title/Citizenship      Principal Occupation            Business Address
----------------------      --------------------            ----------------
Gleb Fetisov, Director      President of LLC Alfa Eco       21 Novy Arbat Street, 121019
(Russia)                                                    Moscow, Russia

Mikhail Fridman, Director   Chairman of the Board of        11 Mashy Poryvayevoy Street,
(Russia)                    Directors of OJSC Alfa Bank     107078 Moscow, Russia

German Khan, Director       Member of the Board of          18/2, Schipok Street, 113097
(Russia)                    Directors of OJSC Tyumen        Moscow, Russia
                            Oil Company

Alexey Kuzmichev,           Chairman of the Board of        21 Novy Arbat Street, 121019
Director (Russia)           Directors of Crown Resources    Moscow, Russia
                            AG

Nigel Robinson, Director    Director of Corporate           9 Karmanitskiy pereoluk, 121002
(United Kingdom)            Development, Finance and        Moscow, Russia
                            Control for CTF Holdings
                            Limited

Elliot Spitz, Director      CEO, Crown Resources AG         14 Green Lane
(U.S.A.)                                                    London NW4 2NN U.K.


To the best of the Reporting Persons' knowledge:

         (a)      None of the above persons hold any Shares.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                  Exhibit Index

                               INDEX TO EXHIBITS

Exhibit A                Joint Filing Agreement, dated as of June 11 2001, by
                         and among Eco Telecom, Eco Holdings, CTF Holdings and
                         Crown Finance.

Exhibit B                A conformed copy of the Primary Agreement dated as of
                         May 30, 2001, by and among Eco Telecom and Telenor,
                         collectively as the Purchasers, and VimpelCom as the
                         Issuer, with respect to shares of Common Stock of
                         VimpelCom.

Exhibit C                A conformed copy of the Shareholders Agreement dated as
                         of May 30, 2001 by and between Eco Telecom, Telenor and
                         other holders of capital stock of VimpelCom from time
                         to time.

Exhibit D                A conformed copy of the Registration Rights Agreement
                         dated as of May 30, 2001, by and among Eco Telecom,
                         Telenor and VimpelCom.

Exhibit E                A conformed copy of the Share Purchase Agreement dated
                         as of May 30, 2001, by and between Eco Telecom and
                         Dr. Zimin.

Exhibit F                A conformed copy of the Share Purchase Agreement dated
                         as of May 30, 2001, by and between Eco Telecom and
                         Overture Limited.

Exhibit G                A conformed copy of the Surety Agreement dated as of
                         May 30, 2001, by and between Dr. Zimin and Eco Telecom.

Exhibit H                A conformed copy of the Guarantee dated May 30, 2001
                         issued by Alfa Bank in favor of VimpelCom

Exhibit I A conformed copy of the Option Agreement dated as of May 30, 2001, between Eco Telecom and Telenor.

Exhibit J                A conformed copy of the Escrow Agreement dated as of
                         May 30, 2001, among Eco Telecom, VimpelCom and Citibank
                         N.A. (acting through its London Branch as Escrow
                         Agent).

Exhibit K                A conformed copy of the Guarantee Agreement dated as of
                         May 30, 2001 among CTF Holdings, ECO Holdings,
                         VimpelCom, VimpelCom-Region and Telenor.

Exhibit L                A conformed copy of the Primary Agreement dated as of
                         May 30, 2001, by and among Eco Telecom, Telenor and
                         VimpelCom collectively as Purchasers, and
                         VimpelCom-Region, as the Issuer, with respect to shares
                         of Common Stock and Preferred Stock of
                         VimpelCom-Region.

Exhibit M                A conformed copy of the Shareholders Agreement dated as
                         of May 30, 2001 by and among Eco Telecom, Telenor,
                         VimpelCom and other holders of capital stock of
                         VimpelCom-Region from time to time.

Exhibit N                A conformed copy of the Registration Rights Agreement
                         dated as of May 30, 2001, by and among Eco Telecom
                         Telenor, VimpelCom and VimpelCom-Region.

Exhibit O                A conformed copy of the Undertaking Letter dated as of
                         May 30, 2001 between Eco Telecom and Dr. Zimin.

Exhibit P                A conformed copy of the Undertaking Letter dated as of
                         May 30, 2001 between Telenor and VimpelCom.

Exhibit Q                A conformed copy of the Undertaking Letter dated as of
                         May 30, 2001 between Eco Telecom and VimpelCom.

Exhibit R                A conformed copy of the Preferred Stock Undertaking
                         Letter dated as of May 30, 2001 between Eco Telecom,
                         VimpelCom, Telenor, Overture Limited and Dr. Zimin.

Exhibit S                A conformed copy of the Guarantee Agreement dated as of
                         May 30, 2001 among Telenor ASA, VimpelCom,
                         VimpelCom-Region and Eco Telecom.


Exhibit T                A conformed copy of the Account Bank and Overdraft
                         Agreement dated as of May 30, 2001, among Eco Telecom,
                         VimpelCom, VimpelCom-Rand Citibank TID.
